As filed with the Securities and Exchange Commission on December 21, 2009

File Nos.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☑
Pre-Effective Amendment No.    ☐
Post-Effective Amendment No.    ☐
and
REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940  ☑
Amendment No.    ☐
(Check appropriate box or boxes.)

TFLIC POOLED ACCOUNT NO. 44
(Exact Name of Registrant)
TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY
(Name of Depositor)
4 MANHATTANVILLE ROAD
PURCHASE, NEW YORK 10577
(Address of Depositor’s Principal Executive Offices)
(914) 697-8000
(Depositor’s Telephone Number, including Area Code)

Robert F. Colby, Esq.
Transamerica Financial Life Insurance Company
4 Manhattanville Road
Purchase, New York 10577
(Name and Address of Agent for Service)
Copy to:Stephen E. Roth, Esq.
Sutherland Asbill &Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, D.C. 20004-2415
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.
Title of Securities Being Registered: Interests in Group and Individual Variable Annuity Contracts

The information in this prospectus is not complete and may be changed. This Prospectus is contained in a registration statement filed with the Securities and Exchange Commission and we may not sell these securities until that registration statement is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Preliminary Prospectus
SecurePath for Life Product
This prospectus describes the SecurePath for Life Product, a flexible premium deferred annuity (the “Product” or the “Contract”) offered by Transamerica Life Insurance Company (“TLIC”) in all jurisdictions except New York, or by Transamerica Financial Life Insurance Company (“TFLIC”) in New York. The Contract may be offered as an individual annuity contract or as an interest in a group annuity contract. (When the Contract is offered as a group annuity, “Contract” also refers to any certificate providing rights and benefits to an individual Participant designated in the certificate under the group annuity contract.) Unless otherwise specified, references to a “Company” refer to the applicable issuing company of a Contract. The Contractholder should refer to the first page of the policy form for the name of the Company issuing the Contract.
This prospectus describes important features of the SecurePath for Life Product and what you should consider before investing in the Product. The SecurePath for Life Product or certain of its investment options or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and regulations. For more information about variations applicable to your state please refer to your Contract.
The Contracts are sold by the Company to retirement plans and accounts qualifying for federal tax benefits under sections 401, 403(b), 408, 408A or 457 of the Internal Revenue Code of 1986, as amended (the “Code”). Eligible investors may make contributions to the Contract subject to the Company’s underwriting guidelines and the Code. Currently, the SecurePath for Life Product is available to fund:
•	an employment based retirement plan or arrangement;

•	a custodial account established as an Individual Retirement Account (“IRA”), that holds an annuity initially funded by a rollover transaction from retirement plans or arrangements, including, but not limited to, retirement plans funded by the Contract.
Participant contributions will be directed to an applicable Variable Investment Option based upon the Participant’s age. Each Variable Investment Option is a subaccount of TLIC Separate Account VA FF, in the case of Contracts issued by TLIC, or TFLIC Pooled Account No. 44, in the case of Contracts issued by TFLIC. The Variable Investment Options currently available to participants invest in underlying target retirement date mutual funds. Currently, participant contributions will be directed to a Variable Investment Option that invests in one of a series of Vanguard Target Retirement Funds offered through the Vanguard Group, Inc.
To learn more about the Contracts and the Variable Investment Options, you can obtain a copy of the Preliminary Statement of Additional Information (“SAI”) dated the date of this prospectus. The SAI has been filed with the U.S. Securities and Exchange Commission (“SEC”) and is incorporated into this prospectus by reference. The SAI’s table of contents can be found in Section 10 of this prospectus. The Company may also file other reports with the SEC. You may obtain these documents from the Company without charge by calling (800) 755-5801 (for retirement plan participants) or (866) 306-6343 (for IRA participants). You can also obtain copies of these documents from our website at www.divinvest.com (for retirement plan participants) or www.securepathbytransamerica.com (for IRA participants) or from the Securities and Exchange Commission’s website at http://www.sec.gov.

This prospectus sets forth the basic information that you should know before investing. Please keep this prospectus for future reference. The accompanying prospectuses for the underlying mutual funds contain important information about the mutual funds. When you invest in a Variable Investment Option, you should read the underlying mutual fund prospectus and keep it for future reference.
This prospectus does not constitute an offer to sell or solicitation of an offer to buy the Contracts in any jurisdiction in which such offer may not be lawfully made. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.
The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy of this prospectus, and any representation to the contrary is a criminal offense.
Subject to Completion, December 21, 2009

Glossary
The following is a glossary of key terms used in this Prospectus. These terms may be used throughout the Prospectus in the descriptions of the benefits and features of the SecurePath for Life Product.
Account: An account maintained for a Contractholder or Participant, as applicable, in which is recorded the number of Units held.
Account Value: The total value of an Account, equal to the value of the investment in a Variable Investment Option. The Account Value will go up or down based on the performance of the Variable Investment Options.
Accumulation Period: The Accumulation Period for each Participant is the period during which the Participant may make Contributions into the Participant’s Account. It begins when the Participant makes an initial Contribution into the Account and ends on the Participant’s Annuity Purchase Date, or earlier termination or full withdrawal of the Account.
Age: The age of a Participant is determined as of the Participant’s last birthday.
Annual Period: Each Annual Period for purposes of withdrawal of the Guaranteed Income Amount runs from the date of the Participant’s birthday to the last Business Day immediately preceding the Participant’s next birthday.
Annual Step-Up: The date that the Participant’s Income Base is increased to the Account Value if, as of that date, the Account Value is greater than the Income Base. The Annual Step-Up takes place as of the Participant’s Birthday each year, or, if this date is not a Business Day, then the Annual Step-Up will be the next Business Day immediately after the Participant’s birthday.
Annuity Purchase Date: The date a Participant elects to purchase a Fixed Annuity.
Beneficiary: The person(s) or entity that a Participant selects to receive the Death Benefit.
Business Day: A day on which the New York Stock Exchange is open for business. A Business Day ends as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). A Business Day may close earlier than 4:00 p.m. Eastern Time if regular trading on the New York Stock Exchange closes earlier.
Code: The Internal Revenue Code of 1986, as amended.
Contract: The individual or group variable annuity contracts offered by the Company as described in this Prospectus.

Contractholder: The individual, employer, trust or association to which an annuity contract has been issued.
Contribution: The amount contributed to the SecurePath for Life Product on behalf of a Participant. Contributions may include Participant contributions, Plan sponsor contributions, and transfers (including rebalancing transfers). Generally, subject to limits of the Code, the terms of the Contract, and, if applicable, the employer’s Plan, a Participant can make additional Contributions at any time during the Accumulation Period.
Death Benefit: Upon a Participant’s death during the Accumulation Period, the Beneficiary designated by the Participant is entitled to receive the Account Value as the death benefit.
ERISA: The Employee Retirement Income Security Act of 1974, as amended.
Excess Withdrawal: A withdrawal that reduces the Participant’s Income Base. Prior to the Lock-In Date, all withdrawals are Excess Withdrawals. After the Lock-In Date, certain withdrawals in excess of the Guaranteed Income Amount for an Annual Period will generally constitute Excess Withdrawals. See “Section 3- Guaranteed Income Amount.”
Fixed Annuity: An annuity with payments which remain fixed throughout the payment period and which do not reflect the investment experience of a separate account.
Guaranteed Income Amount: Under the terms of the SecurePath for Life Product, an amount that a Participant may receive each Annual Period for the Participant’s life (or if the Participant has elected joint coverage, for the lives of the Participant and the Participant’s spouse), first as withdrawals from the Account Value and, if necessary, as payments from the Company. The Guaranteed Income Amount initially equals a Participant’s Guaranteed Income Rate multiplied by the Income Base, and will be adjusted to reflect subsequent Contributions, Excess Withdrawals, and changes in the Income Base as of the Annual Step-Up.
Guaranteed Income Rate: The percentage of the Income Base used to determine the Guaranteed Income Amount for an Annual Period. The Guaranteed Income Rate is initially determined based upon the age of the Participant as of the Lock-In Date, or based upon the age of the younger of the Participant or the Participant’s spouse, if joint coverage is elected on the Lock-In Date. Incremental Contributions after a change in the Guaranteed Income Rate table and/or after the Lock-In Date may establish a blended Guaranteed Income Rate, as further described in “Section 3- Guaranteed Income Amount.”
Guarantee Value: The Guarantee Value shall be equal to the present value of the aggregate Guaranteed Income Amount payments assuming: (i) the Guaranteed Income Amount is calculated based upon the Income Base as of the effective date of the distribution; (ii) if the Participant has not yet established a Lock-In Date, the Participant establishes a Lock-In Date on the later of the Participant’s next birthday or the Participant’s 65th birthday; (iii) mortality assumptions are based on the Annuity 2000 Basic mortality table with projection; and (iv) the interest rate is based on the 10-year Treasury constant maturity rate + 2.00%, as of the effective date.
Income Base: The Income Base is used to determine the Guaranteed Income Amount. A Participant’s Income Base is equal to the initial Contribution to the Participant’s Account, and is subsequently adjusted for (i) additional Contributions, (ii) withdrawals and transfers out of the Account that constitute Excess Withdrawals, and (iii) the Annual Step-Up.
Income Base Adjustment: The amount by which the Income Base is reduced with respect to an Excess Withdrawal. See “Section 3 — Guaranteed Income Amount.”
Incremental Contribution: A Contribution that exceeds any outstanding Excess Withdrawal at the time of Contribution.
IRA: An Individual Retirement Account within the meaning of Section 408 of the Code. This Contract must be issued to a custodial account established as an IRA.
Lock-In Date: The Business Day that a Participant elects to lock in the Guaranteed Income Amount under the SecurePath for Life Product. A Participant must be at least age 55 to elect a Lock-In Date.
Maturity Date: The latest date on which the Company may begin to make annuity payments to an IRA Participant. The Maturity Date is the earlier of the date of the IRA Participant’s 105th birthday, or the applicable date specified under the Contract.
Participant: An individual participant under a Contract issued to or adopted by the individual’s employer or plan sponsor or an individual participating under a Contract issued to a custodial account established as an IRA.
Plan: A retirement plan or program under which benefits are to be provided pursuant to a Contract from amounts contributed by the Plan sponsor or by Plan Participants.
Pooled Account: For TFLIC Contracts—Contributions allocated to the Variable Investment Options are held by TFLIC in a separate account called TFLIC Pooled Account No. 44. For TLIC Contracts—Contributions allocated to the Variable Investment Options are held by TLIC in a separate account called TLIC Separate Account VA FF. A Pooled Account is a segregated asset account of the Company; its assets are not commingled with the general assets and obligations of the Company.
SecurePath Service Center: Plan Participants should contact their Plan’s retirement plan provider at the below address. IRA Participants should contact Transamerica Retirement Management at the below address.

For Plan Participants:	Diversified Investment Advisors, Inc.
440 Mamaroneck Avenue
Harrison, NY 10538
1-800-755-5801

For IRA Participants:	Transamerica Retirement Management
P.O. Box 2485
St. Paul, MN 55102-9988
1-866-306-6343
Settlement Phase: A Participant’s interest in the SecurePath for Life Product enters the Settlement Phase during any Annual Period after the Lock-In Date that the Participant’s Account Value declines to less than the Guaranteed Income Amount if the Participant’s Income Base is greater than zero at that time.
Statement of Additional Information: A document containing certain additional information about the Contract. The Statement of Additional Information has been filed with the Securities and Exchange Commission, and it is legally a part of this Prospectus.
Target Date Funds: The Vanguard Target Retirement Funds, which are registered mutual funds made available by the Vanguard Group.
TCI: Transamerica Capital, Inc., a registered broker-dealer, and an affiliate of the Company.
TFLIC: Transamerica Financial Life Insurance Company, a New York life insurance company.
TLIC: Transamerica Life Insurance Company, an Iowa life insurance company.
Unit: The measure by which a Participant’s Account Value is determined.
Underlying Funds: The registered mutual funds that are purchased by the Variable Investment Options pursuant to the terms of the Contracts, including the Target Date Funds.
Variable Investment Option: When a Participant makes Contributions to an Account, those Contributions are directed to a Variable Investment Option based upon the Participant’s birth year. Each Variable Investment Option holds shares of an Underlying Fund. These shares are held in the Pooled Account. The division of the Pooled Account that invests in a particular Underlying Fund may also be referred to as a subaccount of the Pooled Account.

Prospectus Summary
Fees and Expenses
The following tables describe the fees and expenses that a Participant will pay, directly or indirectly, when buying, owning, and surrendering the SecurePath for Life Product.
Transaction Expenses(1)

	Maximum	Current
Annual Contract Fee(2)	$50	$0

(1)	State premium taxes may also apply to the purchase of a Fixed Annuity under the Contract. These taxes currently range from 0% to 3.5%.

(2)	The Company reserves the right to deduct an annual contract charge from a Participant’s Account in accordance with the provisions of the Contract. The Company has no present intention to impose such a charge, but it may do so in the future.
Pooled Account Annual Expenses (as a percentage of average daily net assets of the Pooled Accounts)

	Maximum	Current
Mortality and Expense Risk and Administrative Fees	0.55%	0.55%
Guaranteed Income Benefit Charge(3)	1.40%	0.90%
Total Pooled Account Annual Expenses	1.95%	1.45%

(3)	The Company reserves the right to charge a maximum guaranteed income benefit charge of up to 1.40% upon 90 days’ prior written notice of the change.
Total Annual Portfolio Operating Expenses(4)
The following table shows the lowest and highest total operating expenses charged by the Target Date Funds during the fiscal year ended September 30, 2009.(5)

	Lowest	Highest
Total Annual Portfolio Operating Expenses	0.21%	0.21%

(4)	The portfolio operating expenses used to prepare this table were provided to the Company by the Target Date Funds. The Company has not independently verified such information. The expenses shown are those incurred for the year ended September 30, 2009. Current or future expenses may be greater or less than those shown. These expenses do not reflect the operating expense of Transamerica Money Market VP, which is not available for allocations or transfers. The total annual portfolio operating expenses of Transamerica Money Market VP as of its fiscal year ended December 31, 2008 are 0.42%.

(5)	The Target Date Funds are asset allocation funds that invest in other underlying mutual funds—i.e., each Target Date Fund is a “fund of funds.” A “fund of funds” typically allocates its assets, within predetermined percentage ranges, among certain other mutual fund portfolios (each such portfolio an “acquired fund”). In determining the range of portfolio operating expenses, the Company took into account the combined actual expenses for each Target Date Fund and the portfolios in which it invests. The combined expense information presented here reflects the acquired fund fees and expenses—including management fees and other expenses—borne by the Target Date Funds. See the prospectus for the Target Date Funds for a presentation of the applicable acquired fund fees and expenses.
Expense Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Transaction Expenses, Pooled Account Annual Expenses, and Total Annual Portfolio Operating Expenses.
If a Participant withdraws the full Account Value from the Participant’s Account, the Participant would pay the following expenses on a $10,000 Contribution. The examples are based on the following assumptions:
•	The investment has a 5% return each year (the assumption of a 5% return is required by the SEC for this example and is not a prediction of any Variable Investment Option’s future performance).

•	The Target Date Funds’ operating expenses (0.21% as of September 30, 2009) remain the same each year.

•	The first example assumes that we charge the maximum Total Pooled Account Annual Expenses of 1.95%, and the second example assumes that we charge the current Total Pooled Account Annual Expenses of 1.40%.
These examples should not be considered a representation of past or future expenses, and actual expenses may be greater or lesser than those shown.
Example 1: Maximum Charges

1 Year	3 Years
$224	$691
Example 2: Current Charges

1 Year	3 Years
$169	$523
Financial Statements
Company financial statements are available in the Statement of Additional Information. The Statement of Additional Information may be obtained without charge by calling the applicable SecurePath Service Center. The Pooled Accounts had not commenced operations as of the date of this Prospectus, and therefore neither the financial statements of the Pooled Accounts nor a table of Unit values is available as of the date of this Prospectus.
The Contracts
The Transamerica SecurePath for Life Product is a variable annuity contract issued by the applicable Company. The Contracts are designed and offered as funding vehicles for retirement plans or accounts qualifying for federal tax benefits under Section 401, 403(b), 408, 408A or 457 of the Code. These “tax-qualified plans” include custodial accounts established as IRAs and certain employment based retirement plans and arrangements. Please note: Purchasing the Contract as an investment vehicle for a “tax-qualified plan” does not provide any additional tax advantage beyond that already available through a “tax-qualified plan.” The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under 401, 403(b), 408, 408A or 457 of the Code.
Currently, the SecurePath for Life Product is available to fund:
•	an employment based retirement plan or arrangement;

•	a custodial account established as an IRA that holds an annuity initially funded by a rollover transaction from retirement plans or arrangements, including, but not limited to, retirement plans funded by the Contract.
Insofar as possible, the provisions of the Contracts are identical, and the information provided in this Prospectus is generally applicable to all Contracts. However, whenever statutory or administrative considerations require significant differences among the Contracts, such differences are explained separately for each.
The Contract may be offered as an individual annuity contract or as an interest in a group annuity contract. When the Contract is issued as a group annuity contract to a Plan Contractholder, the Contractholder is the employer, trust or association, and an individual Participant will have rights and benefits governed by the Contract issued to the Plan Contractholder and the terms of the applicable Plan. For the Contract to be used for an IRA, it must be issued to a custodial account.
Investment Options
Upon selecting participation in the SecurePath for Life Product, Participant Contributions will be invested in one of following Variable Investment Options. As a condition to participating in the SecurePath for Life Product, a Participant will be assigned to a Variable Investment Option based on the Participant’s birth year. The Variable Investment Option in turn invests in a Target Date Fund. A Participant may not select another Variable Investment Option available under the Contract and will not have the opportunity to transfer to another Variable Investment Option. Subject to restrictions in the applicable retirement arrangement, however, Participants in a Plan or IRA may withdraw or transfer amounts out of the SecurePath for Life Product.

The following table shows how a Participant would be assigned to a particular Variable Investment Option and also shows the corresponding Vanguard Target Date Fund for that Variable Investment Option.

Birth Year of
Participant	Variable Investment Option	Target Date Fund
1958-1962	SecurePath for Life 2025	Vanguard Target Retirement 2025 Fund
1953-1957	SecurePath for Life 2020	Vanguard Target Retirement 2020 Fund
1948-1952	SecurePath for Life 2015	Vanguard Target Retirement 2015 Fund
1943-1947	SecurePath for Life 2010	Vanguard Target Retirement 2010 Fund
1942 or earlier	SecurePath for Life Retirement Income	Vanguard Target Retirement Income Fund
Each Target Date Fund is a member of The Vanguard Group. Each Target Date Fund pursues its investment objectives by investing in other Vanguard mutual funds according to its current asset allocation strategy.
The Vanguard Group Inc., P.O. Box 2600 Valley Forge, PA 19482, which began operations in 1975, serves as advisor to the Funds through its Quantitative Equity Group. Vanguard also serves as investment advisor for each of the underlying funds.
Depending upon market conditions, a Participant may earn or lose money in any of the Variable Investment Options. A Participant’s Account Value will vary based upon the investment experience of the Underlying Funds. Past performance is no guarantee of future results.
Guaranteed Income Amount
The SecurePath for Life Product guarantees a Participant’s ability to withdraw a designated amount (called the Guaranteed Income Amount) from the SecurePath for Life Product annually. The Guaranteed Income Amount is the maximum amount that can be withdrawn annually without affecting future Guaranteed Income Amounts and is calculated by reference to a percentage of a value, called the Income Base. The Income Base is equal to the initial Contribution to the Variable Investment Option, and is thereafter increased by subsequent Contributions and reduced for certain withdrawals that are considered to be Excess Withdrawals. On the Annual Step-Up each year, if the Participant’s Account Value exceeds the current Income Base, then the Income Base will be increased to the Account Value.
The SecurePath for Life Product is designed to provide an annual income amount for life. Before starting withdrawals of the Guaranteed Income Amount, a Participant must attain age 55 (a spouse must also attain age 50 for the Participant to begin withdrawals of the Guaranteed Income Amount under joint coverage).
The Guaranteed Income Amount is calculated by reference to a percentage of the Income Base called the “Guaranteed Income Rate”. The Guaranteed Income Rate will initially be determined when the Participant chooses to lock-in the guaranteed lifetime withdrawal benefit on the Lock-In Date. The Company may increase or reduce the Guaranteed Income Rate table applied to future Contributions under the Contract.
The table below provides the current Guaranteed Income Rates, which depend on the Participant’s Age on the Lock-In Date (described below) and whether the Participant has elected single life or joint life coverage. The Guaranteed Income Amount will be determined on the Lock-In Date based on the Guaranteed Income Rate multiplied by the Income Base. In order to establish a Lock-In Date, the Guaranteed Income Amount must equal at least $250.
Guaranteed Income Rate Table

Age at Lock-In Date	Single	Joint
Less than 50	0.00%	0.00%
50-54	0.00%	3.00%
55	3.50%	3.00%
56	3.60%	3.10%
57	3.70%	3.20%
58	3.80%	3.30%
59	3.90%	3.40%
60	4.00%	3.50%
61	4.10%	3.60%
62	4.20%	3.70%
63	4.30%	3.80%
64	4.40%	3.90%
65	4.50%	4.00%
66	4.60%	4.10%
67	4.70%	4.20%
68	4.80%	4.30%
69	4.90%	4.40%
70	5.00%	4.50%
71	5.10%	4.60%
72	5.20%	4.70%
73	5.30%	4.80%
74	5.40%	4.90%
75+	5.50%	5.00%
Joint coverage is optional and may be elected for no additional charge. Under joint coverage the Guaranteed Income Amount will be lower than the Guaranteed Income Amount under single life coverage.

Please note: A Participant cannot carryover any portion of his/her Guaranteed Income Amount that is not withdrawn during an Annual Period for withdrawal in a future Annual Period. This means that if a Participant does not take the full Guaranteed Income Amount during an Annual Period, then that Participant cannot take more than the Guaranteed Income Amount in the next Annual Period without affecting the Income Base used to calculate the Guaranteed Income Amount.
Of course, a Participant can always withdraw or transfer out, at the Participant’s discretion and subject to the terms of the retirement plan arrangement, an amount up to the Participant’s Account Value in the SecurePath for Life Product.
Contributions
In order to make Contributions to the SecurePath for Life Product, a Participant must be at least age 50 and not older than age 75 as of the date of the initial Contribution. A minimum Account Value of $2,000 is required to rollover to a SecurePath for Life IRA. Otherwise, there is no minimum amount required to invest in the SecurePath for Life Product, and a Participant in a Plan may direct Contributions of both vested and unvested amounts to the SecurePath for Life Product. Vested amounts are those amounts (including employee and employer contributions) that are non-forfeitable under the terms of the applicable Plan; unvested amounts are those amounts (such as employer matching contributions) which may be forfeitable under the terms of the Plan. Generally, subject to the Code and the terms of the applicable retirement arrangement, Participants can make additional Contributions at any time during the Accumulation Period. However, after the Lock-In Date, a Participant may make additional Contributions to the Account, subject to a minimum contribution of $5,000 under a Plan or $2,000 for an IRA.
If a Participant makes a complete withdrawal from the SecurePath for Life Product, the Company may restrict the right to allocate additional Contributions to the SecurePath for Life Product for up to 1 year after the complete withdrawal.
Charges
The Company makes daily charges against the net assets of the Variable Investment Options, consisting of mortality and expense risk fees, administrative charges, and guaranteed income benefit charges. The Contracts are currently subject to a charge at an annual rate of 1.45%.
In addition, a Participant will bear the expenses associated with the Underlying Funds, including investment advisory fees and other expenses, that are deducted from the assets of the Underlying Fund.
The Company reserves the right to deduct an annual contract charge not to exceed $50 from a Participant’s Account.

Transfers and Withdrawals
Participants will be assigned to a Variable Investment Option, and will not be permitted to transfer Account Value between different Variable Investment Options available under the Contract.
A Participant may, however, withdraw or transfer out all or a portion of the amount credited to the Participant’s Account at any time during the Accumulation Period and prior to his or her death. Any withdrawal or transfer from the Participant’s Account is subject to applicable limitations of the Participant’s retirement plan arrangements as well as the provisions of the Code. Retirement plans typically permit withdrawals from the Plan only upon severance of employment, death, disability, attaining a minimum age, or for certain hardship withdrawals.
There are no withdrawal fees, surrender fees, or redemption charges under the Contract, but a Participant may be restricted from allocating new Contributions to the SecurePath for Life Product for up to one year after a complete withdrawal or transfer out of the Participant’s Account. A penalty tax may be payable under the Code upon the early withdrawal of amounts from an Account to the extent they are also withdrawn from the Plan.
This SecurePath for Life Product provides a guaranteed lifetime withdrawal benefit under which the Company guarantees that a Participant, after establishing a Lock-In Date, will be able to withdraw annually the Guaranteed Income Amount, regardless of market-related declines in the Participant’s Account Value and the Participant’s longevity. See “Section 3- Guaranteed Income Amount.”
Please note: Transfers out of the Account will be considered withdrawals for purposes of determining the Income Base used to calculate the Guaranteed Income Amount. In addition, withdrawals in excess of the Guaranteed Income Amount during an Annual Period will reduce the Income Base and, therefore, the Guaranteed Income Amount, for future years.
Annuity Options
A Participant may elect to purchase one of several Fixed Annuity payment options, including a Life Annuity Option and a Fixed Period Annuity Option. Once a Participant begins receiving regular Fixed Annuity payments, the Participant generally cannot change the payment plan. The availability of Fixed Annuity payments is subject to restrictions on withdrawals from employment based retirement plans under the Code or under the terms of the particular Plan. Please note: A Participant’s investment in the Contract and receipt of the Guaranteed Income Amount will cease upon the election to purchase a Fixed Annuity option.

Death Benefit
If a Participant dies before purchasing a Fixed Annuity, subject to the terms of any underlying Plan, the selected Beneficiary is entitled to receive the Account Value. Certain retirement arrangements may require payment of the Death Benefit in the form of a “qualified pre-retirement survivor annuity” or other payment method. In addition, a surviving spouse may be eligible to continue the investment in the SecurePath for Life Product and payments of the Guaranteed Income Amount.
Tax Information
The Contracts are designed and offered as funding vehicles for retirement plans or accounts qualifying for federal tax benefits under Section 401, 403(b), 408, 408A or 457 of the Code. These may include custodial accounts established as IRAs and certain employment based retirement plans and arrangements.
For a Participant in a traditional IRA Contract, generally all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. If the Participant receives any amount under the Contract prior to attainment of age 59 1/2, the Participant generally must pay an additional excise tax of 10% of the amount of the distribution includable in gross income for the taxable year.
For a Participant in a Plan, generally all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. Withdrawals prior to severance from employment or attainment of age 59 1/2 may be prohibited or subject to a penalty tax. The effect of federal taxation depends largely upon the type of retirement plan, so a Participant should consult with a tax advisor for more specific information about the tax treatment of Plan withdrawals.
Other Information
In all jurisdictions except New York, the Contracts are issued by Transamerica Life Insurance Company (TLIC). TLIC was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. TLIC is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.
The Contracts are issued in New York by Transamerica Financial Life Insurance Company, a stock life insurance company which was organized under the laws of the State of New York on October 3, 1947. TFLIC is an indirect, wholly-owned subsidiary of AEGON USA, LLC (“AEGON”), a financial services holding company whose primary emphasis is life insurance and annuity and investment products. AEGON is an indirect wholly-owned subsidiary of AEGON N.V.
Transamerica Capital, Inc. (“TCI”) is the principal underwriter and distributor of the Contracts, which will be sold by registered representatives who are also licensed insurance agents of the Company. The Contracts may also be sold through registered representatives of other broker-dealers authorized by TCI and applicable law who will be licensed insurance agents of the Company.
Right to Cancel Period
A Participant who has been issued an individual IRA Contract may return his or her Contract for a refund, but only if the Participant returns it within a prescribed period, which is generally 10 days (after you receive the Contract), or whatever longer time may be required by state law. This cancellation privilege may not be available for certain employment based retirement plans. The amount of the refund will generally be the amount of the Contribution (for an IRA, the amount of the rollover contribution), plus or minus accumulated gains or losses in the Pooled Account; if state law requires, the Company will refund the original Contribution(s) paid. The Contract will then be deemed void.
Inquiries
Plan Participants should contact their Plan’s retirement plan provider at the below address. IRA Participants should contact Transamerica Retirement Management at the below address.

For Plan Participants:	Diversified Investment Advisors, Inc.
440 Mamaroneck Avenue
Harrison, NY 10538
1-800-755-5801

For IRA Participants:	Transamerica Retirement Management
P.O. Box 2485
St. Paul, MN 55102-9988
1-866-306-6343
A Plan Participant may check his or her Account at www.divinvest.com An IRA Participant may check his or her Account at www.securepathbytransamerica.com. Follow the logon procedures. A Participant will need the pre-assigned Personal Identification Number (“PIN”) to access information about his or her Account. The Company cannot guarantee that the Participant will be able to access this site.
A Participant should protect his or her PIN because on-line (or telephone) options may be available and could be made by anyone who knows that PIN. The Company may not be able to verify that the person providing instructions using the Participant’s PIN is the Participant or someone authorized by the Participant.

Section 1 — Summary of the Contracts
Variable Annuity Contracts
The SecurePath for Life Product is a variable annuity contract issued by the Company. Currently, the SecurePath for Life Product is available to fund: (i) an employment based retirement plan or arrangement; and (ii) a custodial account established as an IRA that holds an annuity initially funded by a rollover transaction from retirement plans or arrangements, including, but not limited to, retirement plans funded by the Contract.
The SecurePath for Life Product provides a benefit that permits a Participant who has elected to lock-in the guaranteed lifetime withdrawal benefit under the Contract to make withdrawals of a guaranteed amount from the Participant’s Account, called the Guaranteed Income Amount, during the Accumulation Period, regardless of market-related declines in the Participant’s Account Value and the Participant’s longevity. (A Participant must be at least age 55 to elect a Lock-In Date.) These withdrawals from the Account are guaranteed by the Company, but are not annuity payments.
The Participant is in the Accumulation Period until the Participant elects to purchase a Fixed Annuity. The date that a Participant elects to begin receiving a Fixed Annuity is the Annuity Purchase Date. On the Annuity Purchase Date, the Accumulation Period and the Participant’s allocation to the Variable Investment Options end. An IRA Participant must elect to receive a Fixed Annuity prior to the Maturity Date (typically the IRA Participant’s 105th birthday, or earlier if required by state law). Before the Maturity Date, a Participant may withdraw the Guaranteed Income Amount in lieu of purchasing a Fixed Annuity.
Eligible Purchasers
The Contracts are designed and offered as funding vehicles for retirement plans or accounts qualifying for federal tax benefits under Section 401, 403(b), 408, 408A or 457 of the Code. These may include custodial accounts established as IRAs and certain employment based retirement plans and arrangements.
Because eligible purchasers of these Contracts already receive the benefits of tax deferral without investing in an annuity contract, it is important to understand that a Participant need not make Contributions under a Contract to gain the benefits of tax deferral provided by an IRA or Plan. Therefore, a Participant should carefully review the features and benefits offered under the SecurePath for Life Product, particularly the potential to receive guaranteed lifetime withdrawals of the Guaranteed Income Amount, in considering whether to make Contributions to the Contract, rather than any benefits relating to tax deferral. The tax advantages available with the Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under 401, 403(b), 408, 408A or 457 of the Code.

Ownership
With respect to Plans, the organization purchasing or holding a Contract is the owner of the Contract for the benefit of the Participants. Any eligible Participant who contributes to the Variable Investment Options will be covered by the Contract applicable to a Plan.
A Plan Contractholder may exercise certain rights under the Contract that may affect Participants, including termination of the Contract, termination of the Plan, or the transfer of the assets held under the Contract to another investment fund. In addition, certain Plans may contain provisions requiring a distribution of a Participant’s Account upon termination of employment. Such a forced distribution from the Contract may negatively impact any guarantees provided by the SecurePath for Life Product, including the receipt of the Guaranteed Income Amount. Upon such a forced distribution, a Participant who is not otherwise eligible to rollover the Account Value to an IRA Contract will receive the greater of the Account Value or the Guarantee Value of the Guaranteed Income Amount benefit, if any. The Guarantee Value shall be calculated based on the present value of the Participant’s future Guaranteed Income Amount payments, determined under specified assumptions.
With respect to IRA Contracts, the Contract is issued to a custodial account established as an IRA. The Contract may be issued as an individual annuity contract or as an interest in a group annuity. If an IRA Contract is issued as a group annuity, then an IRA Participant will receive a certificate shortly after the Participant makes an initial Contribution to the Account, although a Participant may receive the certificate at a later time, as permitted by applicable law. The certificate summarizes the IRA Participant’s benefits under the Contract. As the individual for whom the IRA is established, the IRA Participant is the owner of the Contract and generally has all decision-making rights under the Contract.
Contributions
The initial Contribution is the amount a Participant contributes under a Contract to purchase the SecurePath for Life Product. A minimum Account Value of $2,000 is required to rollover to a SecurePath for Life IRA. Otherwise, there is no minimum amount required to invest in the SecurePath for Life Product. Subject to the terms of an employer-sponsored Plan or IRA, a Participant can make additional Contributions at any time during the Accumulation Period. However, after the Lock-In Date, a Participant may make additional Contributions to the Account, subject to a minimum contribution of $5,000 under a Plan or $2,000 for an IRA.
Contracts issued in respect of 401(a), 401(k), 403(b) and 457 plans will accept Contributions attributable to employer or employee contributions to the Plan, rollovers or transfers to the Plan, or reallocations of existing account balances to the credit of Participants. In the case of the Section 408 or 408A IRA Contract, Contributions will be made at the direction of the Participant.

An Account will be established for each Participant which will record the number of Units held in the applicable Variable Investment Options. Contributions will be directed to the applicable Variable Investment Option based upon the Participant’s birth year.
All Participant Contributions credited to a Participant Account are vested and nonforfeitable. Amounts contributed by employers to a Participant Account, which have not vested pursuant to the terms of the applicable Plan, may be forfeited upon certain events, such as termination of employment, under the vesting requirements set forth in the applicable plan, and subject to the requirements of ERISA.
Rights of the Participant under the Contract
The Contract permits the Participant to elect his/her Lock-In Date and to establish single life or joint coverage for purposes of receiving the Guaranteed Income Amount, to receive a Fixed Annuity in lieu of receiving the Guaranteed Income Amount, to determine the applicable Fixed Annuity option if desired, to make Contributions, to withdraw all or a portion of the Participant’s Account Value, to transfer or withdraw amounts from the Participant’s Account, and to designate Beneficiaries, subject to employer-sponsored Plan or IRA provisions.
Rights Upon Suspension of Contract or Termination of Plan
403(b) Contract
In the event that the making or receipt of all Contributions under 403(b) Contracts is discontinued, or a Contractholder terminates its Plan or discontinues Contributions for a Participant or changes to a recordkeeper that cannot support the Contract, the Contractholder shall give notice thereof to the appropriate Participant(s) together with notice of the right of the Participant to elect to have the value of his/her Account applied under one of the following options: (1) to be held and distributed by the Company in accordance with the terms of the Contract, (2) to be paid to him/her in cash, or (3) in the event of suspension of the Contract or termination of the Plan, to be transferred to an alternate funding vehicle. As a result of the Plan Contractholder’s actions that cause a suspension of the Contract and/or distribution of the Contractholder’s Account, a Plan Participant may lose the guaranteed lifetime withdrawal benefit, unless the Participant is eligible to rollover to an IRA Contract for the SecurePath for Life Product. Under such circumstances, if a Participant is ineligible to rollover to an IRA Contract, the Participant’s Account will be credited with the Guarantee Value, if it exceeds the Account Value. The Guarantee Value represents the present value of the Participant’s future Guaranteed Income Amount payments, determined under specified assumptions.
401(a) Contract/401(k) Contracts
If the Contractholder terminates its Plan, discontinues Contributions, or changes to a recordkeeper that cannot support the Contract, it is the Contractholder’s responsibility to give written notice thereof to the affected Participants. In such cases, the Contractholder shall elect to have the entire balance held under the Contract applied under one of the following options: (1) to be held and distributed by the Company in accordance with the terms of the Contract; (2) to be transferred to an alternate funding vehicle, or (3) to purchase deferred, paid-up life annuity benefits for Participants. As a result of the Plan Contractholder’s actions that cause a suspension of the Contract and/or distribution of the Contractholder’s Account, a Plan Participant may lose the guaranteed lifetime withdrawal benefit, unless the Participant is eligible to rollover to an IRA Contract for the SecurePath for Life Product. Under such circumstances, if a Participant is ineligible to rollover to an IRA Contract, the Participant’s Account will be credited with the Guarantee Value, if it exceeds the Account Value.
457 Contracts
If the Contractholder terminates its Plan or discontinues Contributions for a Participant or changes to a recordkeeper that cannot support the Contract, the Contractholder shall give written notice thereof to the appropriate Participants together with notice of the right of the Participant to elect to have the value of his/her Account applied under either of the following options: (1) to be held and distributed by the Company in accordance with the terms of the Contract or (2) to be paid to him/her in cash. As a result of the Plan Contractholder’s actions that cause a suspension of the Contract and/or distribution of the Account, a Plan Participant may lose the guaranteed lifetime withdrawal benefit, unless the Participant is eligible to rollover to an IRA Contract for the SecurePath for Life Product. Under such circumstances, if a Participant is ineligible to rollover to an IRA Contract, the Participant’s Account will be credited with the Guarantee Value, if it exceeds the Account Value.
IRA Contracts
For IRA Contracts, the Participant is the individual for whom the IRA is established. The IRA Participant generally has all the decision making authority with respect to the IRA account.
All Contracts
If a Participant makes a complete withdrawal from the Account, the Company may restrict the right to make new Contributions as a Participant under a Contract for up to 1 year after the complete withdrawal.
Failure of Qualification
In the event that a Plan, Plan Contractholder or IRA Participant becomes ineligible for any previously applicable tax benefits under the Code, the Company upon notice shall refuse during the period of such ineligibility to accept Contributions with respect to that Plan or Participant. A failure of qualification under a particular Contract shall have no effect on other issued and outstanding Contracts.

Transfers and Withdrawals
Participants will be assigned to a Variable Investment Option based on the Participant’s birth year, and will not be permitted to transfer Account Value between different Variable Investment Options available under the Contract.
A Participant may, however, withdraw or transfer out all or a portion of the amount credited to the Participant’s Account at any time during the Accumulation Period and prior to his or her death. Any withdrawal or transfer from the Participant’s Account is subject to applicable limitations of the Participant’s retirement plan arrangements as well as the provisions of the Code. Retirement plans typically permit withdrawals from the Plan only upon severance of employment, death, disability, attaining a minimum age, or for certain hardship withdrawals. Your Plan may permit transfers to other investment options offered by your employer.
There are no withdrawal fees, surrender fees, or redemption charges under the Contract, but the Participant may be restricted from allocating new Contributions to the SecurePath for Life Product for up to one year after a complete withdrawal. A penalty tax may be payable under the Code upon the early withdrawal of amounts from a Participant’s Account to the extent they are also withdrawn from the Plan.
The SecurePath for Life Product provides a guaranteed lifetime withdrawal benefit under which the Company guarantees that a Participant, after establishing a Lock-In Date, will be able to withdraw annually the Guaranteed Income Amount, regardless of market-related declines in the Participant’s Account Value and the Participant’s longevity. See “Section 3- Guaranteed Income Amount.”
Please note: Transfers out of a Participant’s Account will be considered withdrawals for purposes of determining the Income Base used to calculate the Guaranteed Income Amount. In addition, withdrawals in excess of the Guaranteed Income Amount during an Annual Period will reduce the Income Base and, therefore, the Guaranteed Income Amount, for future years.
Participants may make withdrawals or transfers out of the SecurePath for Life Product in writing or by telephoning the applicable SecurePath Service Center. All Participants should be aware that a transaction authorized by telephone and reasonably believed to be genuine by the Company may subject the Participant to risk of loss if such instruction is subsequently found not to be genuine. The Company will employ reasonable procedures, including requiring Participants to give certain identification information and tape recording of telephone instructions, to confirm that instructions communicated by telephone are genuine. To the extent that the Company fails to use reasonable procedures to verify the genuineness of telephone instructions, the Company may be liable for any losses due to telephone instructions that prove to be fraudulent or unauthorized.

Rights Reserved by the Company
Subject to compliance with applicable laws and, when required by law, approval of the Contractholders and/or Participants and any appropriate regulatory authority, the Company reserves the following rights:
(1)	To operate the Variable Investment Options in any form permitted under the Investment Company Act of 1940, as amended (the “1940 Act”), or in any other form permitted by law;

(2)	To take any action necessary to comply with or obtain and continue any exemptions from the 1940 Act;

(3)	To transfer any assets in a Variable Investment Option to another Variable Investment Option or to one or more separate accounts, or to add, combine or remove Variable Investment Options;

(4)	To substitute, for the interests of the Underlying Funds held by any of the Variable Investment Options, interests in another investment company or any other investment permitted by law; and

(5)	To make any necessary technical changes in the Contract in order to conform with any of the above-described actions or as may be required or permitted by applicable law affecting the Variable Investment Options or the Contracts.
The Company will exercise its right to make any of these changes when, in its judgment, such change is in the best interests of Contractholders and Participants and/or such change is required under applicable law. In certain circumstances, such as the liquidation of a Target Date Fund, the Company may transfer assets in a Variable Investment Option to the Money Market Variable Investment Option on a temporary basis until an appropriate substitute Variable Investment Option is made available under the Contract. Contractholders and Participants will be notified of any material changes in the Contract or in the Variable Investment Options thereunder.

Section 2 — Investment Options
Variable Investment Options
Upon selecting participation in the SecurePath for Life Product, Participant Contributions will be invested in one of the following Variable Investment Options according to the Participant’s age at the time of the Contribution. As a condition to participating in the Contract, a Participant will be assigned to a Variable Investment Option based on the Participant’s birth year. This Variable Investment Option in turn invests in a Target Date Fund. A Participant may not select another Variable Investment Option available under the Contract, and will not have the opportunity to transfer to another Variable Investment Option. The following table shows how a Participant would be assigned to a particular Variable Investment Option, and also shows the corresponding Vanguard Target Date Fund for that Variable Investment Option.

Birth Year
of
Participant	Variable Investment Option	Underlying Fund
1942 or earlier	SecurePath for Life Retirement Income	Vanguard Target Retirement Income Fund
1943-1947	SecurePath for Life 2010	Vanguard Target Retirement 2010 Fund
1948-1952	SecurePath for Life 2015	Vanguard Target Retirement 2015 Fund
1953-1957	SecurePath for Life 2020	Vanguard Target Retirement 2020 Fund
1958-1962	SecurePath for Life 2025	Vanguard Target Retirement 2025 Fund
1963-1967	SecurePath for Life 2030	Vanguard Target Retirement 2030 Fund
1968-1972	SecurePath for Life 2035	Vanguard Target Retirement 2035 Fund
1973-1977	SecurePath for Life 2040	Vanguard Target Retirement 2040 Fund
1978-1982	SecurePath for Life 2045	Vanguard Target Retirement 2045 Fund
1983-1987	SecurePath for Life 2050	Vanguard Target Retirement 2050 Fund
Each Target Date Fund pursues its investment objectives by investing in other Vanguard mutual funds according to its current asset allocation strategy. The Vanguard Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Target Date Funds pursue an asset allocation strategy designed for investors planning to retire in or within a few years of the target retirement date. The asset allocation of each Target Date

Fund, other than the Retirement Income Fund, will become more conservative over time meaning that the percentage of assets allocated to stocks will decrease while the percentage of assets allocated to bonds and other fixed income investments will increase. The Vanguard Target Retirement Income Fund maintains a static asset allocation strategy.
Each of the Target Date Funds, other than the Vanguard Target Retirement Income Fund, seeks to provide capital appreciation and current income consistent with its current asset allocation. The Vanguard Target Retirement Income Fund seeks to provide current income and some capital appreciation. The following table describes the target asset allocation of each Target Date Fund. Information is provided for all Target Date Funds that may become available under the contract, although Participants eligible to contribute to the Contract in 2010 would not be assigned to a Target Date Fund beyond the year 2025.

Fund	Current Target Asset Allocation
Vanguard Target Retirement Income Fund	Approximately 30% of assets in stock funds/ approximately 70% in bond funds
Vanguard Target Retirement 2010 Fund	Approximately 54% of assets in stock funds/approximately 46% in bond funds
Vanguard Target Retirement 2015 Fund	Approximately 63% of assets in stock funds/ approximately 37% in bond funds
Vanguard Target Retirement 2020 Fund	Approximately 70% of assets in stock funds/approximately 30% in bond funds
Vanguard Target Retirement 2025 Fund	Approximately 78% of assets in stock funds/approximately 22% in bond funds
Vanguard Target Retirement 2030 Fund	Approximately 85% of assets in stock funds/approximately 15% in bond funds
Vanguard Target Retirement 2035 Fund	Approximately 90% of assets in stock funds/approximately 10% in bond funds
Vanguard Target Retirement 2040 Fund	Approximately 90% of assets in stock funds/approximately 10% in bond funds
Vanguard Target Retirement 2045 Fund	Approximately 90% of assets in stock funds/approximately 10% in bond funds
Vanguard Target Retirement 2050 Fund	Approximately 90% of assets in stock funds/approximately 10% in bond funds
Each Fund is subject to several stock and bond market risks, any of which could cause an investor to lose money. To the extent the Target Date Fund invests more of its assets in bonds and short-term investments, it will typically be less volatile than a Target Date Fund investing more of its assets in stocks. See the Prospectus for the Target Date Funds for more information.
Each Target Date Fund is a member of The Vanguard Group. The Vanguard Group Inc., P.O. Box 2600 Valley Forge, PA 19482, which began operations in 1975, serves as advisor to the Funds through its Quantitative Equity Group. Vanguard also serves as investment advisor for each of the underlying funds.
Money Market Variable Investment Option for Temporary Investment
A Money Market Variable Investment Option is made available under the Contract solely for the purpose of holding investments on a temporary basis pending receipt of authorized investment instructions. For example, if a Target Date Fund were to liquidate, assets may be transferred to the Money Market Variable Investment Option on a temporary basis until an appropriate substitute Variable Investment Option is made available under the Contract. A Money Market Variable Investment Option is not currently available for Participant Contributions. The Money Market Variable Investment Option invests in Transamerica Money Market VP, a series of Transamerica Series Trust, a registered investment company. Transamerica Money Market VP is advised by Transamerica Asset Management, Inc., and is sub-advised by Transamerica Investment Management, LLC, each an affiliate of the Company. The Fund’s investment objective is to seek maximum current income from money market securities consistent with liquidity and preservation of principal. The Fund invests in high-quality, short-term corporate, bank and government obligations.
Voting Rights
The Company is the legal owner of the shares of the Underlying Funds used by the Variable Investment Options, and as such has the right to elect the directors of the Underlying Funds, to vote upon certain matters that are required by law to be approved or ratified by the shareholders of a mutual fund, and to vote upon any other matter that may be voted upon at a shareholders’ meeting. To the extent required by law, the Company will vote at regular and special shareholder meetings in accordance with the instructions received from Contractholders or Participants (as appropriate). The Company will furnish Contractholders or Participants (as appropriate) with the proper forms to enable them to give these instructions.
When the Company receives instructions from Contractholders or Participants (as appropriate), it will vote all of the shares it owns in accordance with those instructions. The Company will vote fund shares for which it does not receive timely instructions in the same proportion as shares for which it receives timely instructions from Contractholders (or Participants). This voting procedure is sometimes called “mirror voting.” The Company will vote all of the shares of a given mutual fund held within the Pooled Account in accordance with these mirror voting procedures, and all such shares will be counted towards a quorum at the Underlying Fund’s shareholder meeting and towards the results of the vote. Under these mirror voting procedures, it is possible that the outcome of the vote will be determined by a small percentage of Contractholders (or Participants). The Company may change these voting procedures if it is required or permitted by federal or state law.

Substitution
The Company may substitute one or more of the Underlying Funds used as investment options. The Company may also cease to allow investments in existing Underlying Funds. To the extent required by applicable law, the Company will seek the approval of the Securities and Exchange Commission and any necessary state insurance departments before taking such actions, and provide any required notices to Contractholders.
When the asset allocation of a Target Date Fund becomes similar to that of a mutual fund that follows a static asset allocation strategy designed for investors currently in retirement (“Retirement Income Fund”), the board of directors of the Target Date Fund may determine that it is in the best interest of Target Date Fund shareholders to combine the Target Date Fund with such a Retirement Income Fund. Target Date Fund shareholders will be notified in advance of such a combination, and once the combination occurs, a Participant’s Account Value in a Variable Investment Option that had been invested in a Target Date Fund will instead be invested in the Retirement Income Fund.

Section 3 — Guaranteed Income Amount
The SecurePath for Life product guarantees a Participant’s ability to withdraw a designated amount (called the “Guaranteed Income Amount”) from the Participant’s Account annually for life. The Guaranteed Income Amount is the maximum amount that can be withdrawn annually without affecting future income amounts and is calculated by reference to a percentage of a value, called the Income Base. The Income Base is initially equal to the initial Contribution to the Variable Investment Option, and is thereafter increased by subsequent Contributions and reduced for certain withdrawals that are considered to be Excess Withdrawals. On the Annual Step-Up, if the Participant’s Account Value exceeds the current Income Base, then the Income Base will be increased to the Participant’s Account Value.
The SecurePath for Life Product is designed to provide an annual income amount for life and may be appropriate for investors who intend to make periodic withdrawals from their Account, and wish to ensure that market volatility will not have a negative impact on the ability to receive annual income.
Please note:
•	A Participant cannot carryover any portion of his/her Guaranteed Income Amount that is not withdrawn during an Annual Period for withdrawal in a future Annual Period. This means that if a Participant does not take the full Guaranteed Income Amount during an Annual Period, then that Participant cannot take more than the Guaranteed Income Amount in the next Annual Period without affecting the Income Base used to calculate the Guaranteed Income Amount.

•	A Participant’s investment in the SecurePath for Life Product and receipt of the Guaranteed Income Amount will cease upon the election to purchase a Fixed Annuity option. See “Section 7-Annuity Options.”
Income Base
The Income Base is used to calculate the Guaranteed Income Amount that a Participant will be entitled to receive. The Income Base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, is not a minimum return for a Variable Investment Option, and is not a guarantee of Account Value.
When a Participant initially contributes to a Variable Investment Option, the initial Income Base is equal to the Account Value. The Income Base is subsequently increased by each Participant Contribution made to the SecurePath for Life Product, including new contributions and transfers made from other investment options available in the Participant’s retirement account. The Income Base is subsequently reduced due to a Participant’s withdrawal from the SecurePath for Life Product to the extent it is an Excess Withdrawal (see “Withdrawals” below). Transfers out of the SecurePath for Life Product to other investment options offered in a Plan by the Participant’s Plan sponsor constitute withdrawals for the purposes of this determination. Each Excess Withdrawal reduces the Income Base by the amount of the “Income Base Adjustment.” The Income

Base Adjustment equals the greater of (a) the amount of the Excess Withdrawal, or (b) the amount of the Excess Withdrawal multiplied by the ratio of the Income Base (before the Excess Withdrawal) to the Account Value (before the Account Value is reduced by the amount of the Excess Withdrawal).
If the Account Value is greater than the current Income Base on the Participant’s birthday (or the next Business Day after the Participant’s birthday, if not a Business Day), then the Participant’s Income Base will be re-set to equal the Account Value on that date. The date of this annual adjustment to the Income Base is referred to as the “Annual Step-Up.”
Example:

2009 Transactions
Initial Contribution:	$25,000
Initial Income Base:	$25,000
Transfer to another investment option (consisting of an Excess Withdrawal):	$6,000
Account Value on transfer date (before transfer):	$30,000
Ratio of Income Base to Account Value before transfer ($25,000/$30,000) =	0.833333
Account Value on transfer date (after transfer):	$24,000
Income Base after transfer (reduced by $6,000)	$19,000
Account value on birthday in 2009:	$27,000
Income Base 2009:	$27,000
This example assumes that the Participant has not established a Lock-In Date. The Participant initially contributed $25,000, and therefore the Participant’s initial Income Base was $25,000. Subsequently, the Participant transferred $6,000 out of the Account to another investment option. At the time of the transfer, the Account Value had increased to $30,000 due to market appreciation. The ratio of the Income Base to the Account Value is 0.833333 as of the transfer date. After the transfer, the Participant’s Account Value was reduced to $24,000—$30,000 minus $6,000 (the amount of the transfer). At the same time, the Income Base ($25,000) was reduced by the $6,000 Income Base Adjustment to $19,000. The Income Base Adjustment is equal to the full amount of the transfer because the $6,000 transfer is greater than the $6,000 amount multiplied by the ratio of the Income Base to the Account Value before the transfer (0.833333) On the Participant’s Birthday in 2009, the Account Value had grown to $27,000 due to market appreciation. The Participant’s Income Base was re-set to $27,000 (the greater of the current Income Base and the current Account Value) on the Annual Step-Up.

2010 Transactions
2009 Income Base:	$27,000
Transfer from another investment option:	$5,000
Account Value on transfer date (before transfer):	$25,000
Account Value on transfer date (after transfer):	$30,000

Income Base after transfer ($27,000+$5,000):	$32,000
Account Value on Birthday in 2010:	$26,000
Income Base in 2010:	$32,000
In 2010, assume that the Participant transferred $5,000 from another investment option, increasing the Account Value as of that date to $30,000. The Income Base is also increased by $5,000 to $32,000. On the Participant’s birthday in 2010, the Account Value had fallen to $26,000 due to market depreciation. The Participant’s Income Base remains at $32,000, since the Account Value as of the Annual Step-Up is not greater than the Income Base.

2011 Transactions
2010 Income Base:	$32,000
Transfer to another investment option (consisting of an Excess Withdrawal):	$5,000
Account Value on transfer date (before transfer):	$26,000
Ratio of Income Base to Account Value ($32,000/$26,000):	1.230769
Account Value on transfer date (after transfer):	$21,000
Income Base after transfer ($32,000 - $6,153.85):	$25,846.15
In 2011, assume that the Participant transfers $5,000 out of the Account to another investment option. At the time of the transfer, the Account Value remains at $26,000. The Participant’s Income Base is reduced by an Income Base Adjustment of $6,153.85 (the greater of $6,000 or $6,000 multiplied by the ratio of the Income Base to the Account Value (1.230769 x $6,000 = $6,153.85). After the transfer, the Participant’s Income Base is $25,846.15 ($32,000 - $6,153.85).
Timing of Income Base Updates
Transactions effecting a change in a Participant’s Income Base will be reflected in the Income Base calculation generally within 48 hours. Participants seeking to establish a Lock-In Date are advised to confirm the applicable Income Base and Guaranteed Income Amount with the Company, if they have made a Contribution within the past 48 hours. Participants that make Contributions within 48 hours of a scheduled withdrawal of the Guaranteed Income Amount will not see any applicable increase in the Guaranteed Income Amount reflected until the next scheduled Guaranteed Income Amount withdrawal.
Guaranteed Income Rate
The Guaranteed Income Amount is calculated by reference to a percentage of the Income Base called the “Guaranteed Income Rate.” A Participant’s Guaranteed Income Rate will initially be determined when the Participant chooses to lock in the guaranteed lifetime withdrawal benefit under the SecurePath for Life Product, and depends on the Participant’s Age on the Lock-In Date (described below), whether the Participant has elected single life or joint life coverage, and the Guaranteed Income Rate Table in effect at the time of each Contribution. If the Participant has not made any Excess Withdrawals, then the Guaranteed Income Rate applied to Contributions made after the Lock-In Date is based on the Participant’s age at the time of the additional Contribution and the Guaranteed Income Rates then in effect. See “Contributions After the Lock-In Date” for further information regarding the calculation of the Guaranteed Income Rate applied to Contributions made after the Lock-In Date.
The Company currently applies the following Guaranteed Income Rates. The Company may, however, increase or reduce the Guaranteed Income Rate table applied to future Contributions under the Contract.
Guaranteed Income Rate Table

Age at Lock-In Date	Single	Joint
Less than 50	0.00%	0.00%
50-54	0.00%	3.00%
55	3.50%	3.00%
56	3.60%	3.10%
57	3.70%	3.20%
58	3.80%	3.30%
59	3.90%	3.40%
60	4.00%	3.50%
61	4.10%	3.60%
62	4.20%	3.70%
63	4.30%	3.80%
64	4.40%	3.90%
65	4.50%	4.00%
66	4.60%	4.10%
67	4.70%	4.20%
68	4.80%	4.30%
69	4.90%	4.40%
70	5.00%	4.50%
71	5.10%	4.60%
72	5.20%	4.70%
73	5.30%	4.80%
74	5.40%	4.90%
75+	5.50%	5.00%
Lock-In of Guaranteed Income Amount
The Guaranteed Income Amount is the amount that the Company guarantees that a Participant may withdraw annually for life, subject to the terms and conditions more thoroughly described in this section. A Participant can make a withdrawal equal to the Guaranteed Income Amount, even if market performance and/or previous withdrawals of the annual Guaranteed Income Amount have reduced that Participant’s Account Value to $0. Before the Lock-In Date, the Guaranteed Income Amount is zero.

A Participant must be at least age 55 and, if applicable, must be entitled to make withdrawals under the terms of any applicable Plan to elect a Lock-In Date. Typically, a Plan Participant must have retired or terminated employment to begin taking withdrawals of the Guaranteed Income Amount after the Lock-In Date. For some Plans, a Plan Participant may take in-service withdrawals after attaining age 59 1/2. A Participant seeking to establish a Lock-In Date and take in-service withdrawals of the Guaranteed Income Amount must be fully vested in his or her Account Value in the SecurePath for Life Product under the terms of the applicable Plan. Once elected, a Lock-In Date cannot be changed.
At the Lock-In date, the Participant must make the following elections: (i) to establish joint or single life coverage; and (ii) to establish the automated payment schedule for withdrawals of the Guaranteed Income Amount (monthly, quarterly, or annually). If the Participant’s Plan is subject to spousal consent rules, the Participant must obtain a notarized spousal consent to the withdrawals of the Guaranteed Income Amount, in accordance with the provisions of the Plan.
The Guaranteed Income Amount will initially be determined on the Lock-In Date, based on the Guaranteed Income Rate multiplied by the Income Base. The Guaranteed Income Amount must equal at least $250. The Guaranteed Income Amount will subsequently be recalculated based on any change in the Income Base due to Contributions, Excess Withdrawals or the Annual Step-Up.
Contributions After the Lock-In Date
After the Lock-In Date, a Participant may make additional Contributions to the Account, subject to a minimum Contribution of $5,000 under a Plan or $2,000 for an IRA. Additional Contributions will be applied to increase the Guaranteed Income Amount. The increase in the Guaranteed Income Amount will be equal to the additional Contribution (assuming no previous Excess Withdrawals) multiplied by the Guaranteed Income Rate (as provided in the table then in effect) that would apply based upon the Participant’s age at the time of the additional contribution. If the Participant has elected joint coverage, the Guaranteed Income Rate will be determined based upon the rules for joint coverage described below.
Example 1:
The Participant has elected a Lock-In Date of January 1, 2009. At the Lock-In Date, the Participant is age 62, and has elected single life coverage. Immediately prior to the Lock-In Date, the Participant’s Income Base was $100,000. Based on the Participant’s age, and the election of single life coverage, the Participant would be entitled to a Guaranteed Income Rate of 4.20%. The Participant’s Guaranteed Income Amount would equal 4.20% of the Income Base of $100,000, or $4,200.

A Contribution after the Lock-In Date will establish a new blended Guaranteed Income Rate. The new blended Guaranteed Income Rate will be calculated pursuant to the following formula:
(A+B)/ Sum of all Incremental Contributions
(after giving effect to the new Incremental Contribution) where:
A	=	Sum of all Incremental Contributions (prior to giving effect to the new Incremental Contribution) multiplied by the current Guaranteed Income Rate

B	=	Additional Incremental Contribution multiplied by the Guaranteed Income Rate applicable based on the Participant’s age at the time of the additional Incremental Contribution
The new Guaranteed Income Amount is equal to the new blended Guaranteed Income Rate calculated pursuant to the formula above multiplied by the Income Base.
Example 2:
Continuing Example 1 above, the day after the Participant’s 63rd birthday, the Participant transfers an additional $10,000 into the Contract. At the age of 63, the Participant is entitled to a Guaranteed Income Rate of 4.30%. Applying this Guaranteed Income Rate to the additional contribution of $10,000, the Participant would be entitled to additional annual income of $430. Assuming the Participant’s total Incremental Contributions equal $100,000 immediately prior to the new Contribution, this would change the Guaranteed Income Rate to 4.2091% (4.20% * $100,000 + 4.30% * $10,000) / ($100,000 + 10,000). Since this new contribution increased the Income Base to $110,000, the new Guaranteed Income Amount would now equal the new blended Guaranteed Income Rate multiplied by the new Income Base of $4,630 (4.2091% * $110,000).
If the Participant has made any Excess Withdrawals after the Lock-In Date, a subsequent Contribution after the Lock-In Date will not be attached to a new Guaranteed Income Rate until the Participant has contributed an amount that is greater than previous Excess Withdrawals. A subsequent Contribution that is not greater than previous Excess Withdrawals will be attached to the same Guaranteed Income Rate previously established for the Participant. A subsequent Contribution that is greater than previous Excess Withdrawals will be attached to the new applicable Guaranteed Income Rate, but only with respect to that portion of the Contribution that is greater than previous Excess Withdrawals.
Example 3:
Continuing the Example 1 above, the Participant makes an Excess Withdrawal of $1,000 during the first Annual Period.

The day after the Participant’s 63rd birthday, the Participant transfers an additional $10,000 into the Contract. At the age of 63, the Participant is entitled to a Guaranteed Income Rate of 4.30%. The higher Guaranteed Income Rate will only apply to the $9,000 Incremental Contribution, because the Participant had to “pay back” the previous Excess Withdrawal of $1,000. Applying the 4.3% Guaranteed Income Rate to the Incremental Contribution of $9,000 and the 4.2% Guaranteed Income Rate to prior total Incremental Contributions, the Participant now has a new Guaranteed Income Rate of 4.2083% ($100,000 * 4.20% + $9,000 * 4.30%) / ($100,000 + 9,000). Assuming the Participant’s Income Base is at $109,000 ($100,000 — Excess Withdrawal of $1,000 + $10,000 new contribution), this would increase the Participant’s annual Guaranteed Income Amount to $4,587 (4.2083% * $109,000).
Election of Joint Coverage
On the Lock-In Date, a Participant must make an election to establish joint or single life coverage. Joint coverage provides a Participant and the Participant’s spouse with the Guaranteed Income Amount annually, until the later of the death of the Participant or the Participant’s spouse. A Participant may elect joint coverage provided that he or she has attained the minimum age of 55 years old, and the Participant’s spouse is at least 50 years old, on the Lock-In Date. There is no additional charge for joint coverage, but a lower Guaranteed Income Rate will apply if a Participant elects joint coverage. In addition, the Guaranteed Income Rate will be based on the age of the younger of the Participant or the Participant’s spouse.
Example:

Your age:	67
Your spouse’s age:	56
Income Base as of Lock-In Date:	$100,000
Guaranteed Income Rate:	3.10%
Guaranteed Income Amount:	$3,100
Joint coverage can only apply to the person a Participant is legally married to on the Lock-In Date, and can only apply in a retirement account if the spouse has also been designated as the beneficiary of the Plan or IRA account. The Company must receive proof of marriage and the spouse’s birth certificate in order to establish joint coverage.
Joint coverage may be available for a same-gender spouse recognized under applicable state law. However, for Plan Participants, the Plan rules control whether an individual is recognized as a spouse and is therefore eligible for the joint benefit. In addition, provisions of federal tax law do not recognize same-sex marriages, and these rules may limit or prevent a same-gender spouse from receiving all or a portion of the Guaranteed Income Amount after the Participant’s death. Same-sex marriage partners should consult with a tax or legal advisor before electing joint coverage for a same-gender spouse.

The election to establish joint coverage is irrevocable after the Lock-In Date, and a Participant may not add or remove joint coverage after the Lock-In Date. Joint coverage will not apply to a new spouse that a Participant marries after the Lock-In Date, following divorce or the death of a spouse. If a Participant divorces the designated spouse, the Account Value and the applicable Income Base will be allocated between the Participant and the designated spouse as directed by court decree or other valid legal order.
If a Participant has maintained an investment in the SecurePath for Life Product, and dies before establishing a Lock-In Date, the assets in the Account will be held in the name of the surviving Beneficiary that has been directed. If a spouse is the surviving Beneficiary, the spouse may elect to maintain an investment in the Contract to the extent permitted by the Participant’s Plan or IRA. If the surviving spouse maintains an investment in the Contract, the Participant’s Birthday will continue to be used to determine Annual Step-Ups. The surviving spouse will be entitled to elect a Lock-In Date after attaining the age of 55. At the Lock-In Date, the Guaranteed Income Rate will be determined based upon the spouse’s age, using the joint coverage rate provided in the Guaranteed Income Rate Table. If permitted by the terms of the Plan or IRA, the surviving spouse may also elect to take a complete withdrawal of the Account Value, and re-establish an Account under the SecurePath for Life Product in the surviving spouse’s own name. A surviving Beneficiary other than a spouse will only be entitled to receive the Account Value upon distribution of the retirement account.
Withdrawals
A Participant may withdraw amounts from the Account at any time subject to the terms of the retirement plan arrangement. However, as described above, withdrawals made before the Lock-In Date will reduce the Income Base and will be treated as Excess Withdrawals.
In addition, once a Participant has established the Lock-In Date and is entitled to receive the Guaranteed Income Amount annually, withdrawals in excess of the Guaranteed Income Amount during an Annual Period will generally be Excess Withdrawals and will also reduce the Income Base and therefore the Guaranteed Income Amount for future years. For purposes of withdrawing the Guaranteed Income Amount, the applicable Annual Period will commence on the Participant’s birthday and end on the last business day preceding the Participant’s next birthday. If a Participant makes an Excess Withdrawal during an Annual Period, the Guaranteed Income Amount will be reduced to an amount equal to the Guaranteed Income Rate multiplied by the Income Base, after giving effect to the Income Base Adjustment caused by the Excess Withdrawal. An example relating to the withdrawal of the Guaranteed Income Amount is provided below.

Example:

Annual Period:	January 16, 2009 - January 15, 2010
2009 Income Base:	$100,000
Guaranteed Income Rate:	5.00%
Guaranteed Income Amount:	$5,000
Withdrawal on July 1, 2009:	$2,500
Withdrawal on September 1, 2009:	$2,500

Annual Period:	January 16, 2010 - January 15, 2011
2010 Income Base:	$100,000
Guaranteed Income Rate:	5.00%
Guaranteed Income Amount:	$5,000
Withdrawal on July 1, 2010:	$5,000
Withdrawal on January 15, 2011:	$5,000
Income Base on January 15, 2011 (before withdrawal):	$100,000
Account Value on January 15, 2011 (before withdrawal):	$80,000

Annual Period:	January 16, 2011 - January 15, 2012
2011 Income Base:	$93,750
Guaranteed Income Rate:	5.00%
Guaranteed Income Amount:	$4,687.50
In this example, the Participant has elected a Lock-In Date and has established a Guaranteed Income Amount of $5,000. The Participant may therefore withdraw up to $5,000 on an annual basis without affecting the Guaranteed Income Amount for future years. The Participant’s birthday is January 16th, and the Participant’s first Annual Period for purposes of withdrawing the Guaranteed Income Amount runs from January 16, 2009 through January 15, 2010. The Participant makes two withdrawals in the amount of $2,500 each during the first Annual Period, and has therefore withdrawn the full Guaranteed Income Amount. There has been no Excess Withdrawal, and the Guaranteed Income Amount will remain unchanged for the next Annual Period from January 16, 2010 through January 15, 2011. During the second annual period the Participant makes two withdrawals of $5,000 each (on July 1, 2010 and January 15, 2011), for a total of $10,000. The Participant has therefore made an Excess Withdrawal of $5,000 on January 15, 2011. The Participant’s Guaranteed Income Amount for future Annual Periods is therefore reduced to an amount equal to the Guaranteed Income Rate (5.00%) multiplied by the new Income Base of $93,750: $100,000 minus the $6,250 Income Base Adjustment caused by the Excess Withdrawal. (That Income Base Adjustment equals $5,000 multiplied by 1.25—the ratio of the Income Base before the Excess Withdrawal ($100,000) to the Account Value on

January 15, 2011 ($80,000).) After giving effect to the Excess Withdrawal, the Participant’s Guaranteed Income Amount for the next Annual Period will be $4,687.50 (5.00% Guaranteed Income Rate x $93,750 Income Base).
A withdrawal of the Guaranteed Income Amount may consist of (a) an actual withdrawal of funds out of the Plan or IRA, (b) a transfer of funds out of the SecurePath for Life Product into another investment option available within the Plan or IRA, or (c) a forfeiture of an unvested employer contribution directed to the SecurePath for Life Product. A Participant withdrawing funds from a Plan or IRA may be required to provide directions relating to the applicable investment options from which the withdrawal must be taken. In the absence of specific directions, the Plan or IRA administrator will withdraw assets from the funds available within the Plan or IRA in accordance with an established withdrawal sequence, which may withdraw amounts from the SecurePath for Life Product.
Portability
A Plan Contractholder may exercise certain rights under the Contract that may affect Participants, including termination of the Contract, termination of the Plan, or the transfer of the assets held under the Contract to another investment fund. In addition, certain Plans may contain provisions requiring a distribution of a Participant’s Account upon termination of employment. Such a forced distribution from the Contract may negatively impact any guarantee provided by the SecurePath for Life Product, including the receipt of the Guaranteed Income Amount.
Participants in a Plan may be eligible to rollover to an IRA Contract upon termination of employment or upon termination of the Contract by the Plan Contractholder. Upon rollover of the Account Value to an IRA, the Company will issue a Contract or certificate that reflects the Income Base that the Participant had established under the Plan. If the Participant establishes a Lock-In Date while in Plan, the IRA certificate or Contract will be issued with the same Guaranteed Income Amount. An IRA Contract may not be available to Participants in all states. If a Participant does not rollover the full Account Value in the Contract, the amount withdrawn from the Contract will be treated as a withdrawal and may constitute an Excess Withdrawal, for purposes of calculating the Income Base and the Guaranteed Income Amount that is transferred to the Participant under the IRA Contract.
In the event a Plan Contractholder exercises rights under the Contract that force a distribution to Participants, a Participant who is not otherwise eligible to rollover the Account Value to an IRA (including a Participant who does not meet the minimum investment requirements for an IRA) will receive the greater of the Account Value or the Guarantee Value. The Guarantee Value shall be calculated based on the present value of the Participant’s future Guaranteed Income Amount payments.

Required Minimum Distributions
Required Minimum Distributions (“RMDs”) are minimum amounts that a retirement account owner must withdraw annually, generally starting with the year that he or she reaches 70 1/2 years of age under current Internal Revenue Code requirements. In certain circumstances, a Participant may be required to withdraw an RMD during an Annual Period in excess of the Guaranteed Income Amount. Any withdrawal initiated by the Participant that exceeds the Guaranteed Income Amount for the Annual Period will be treated as an Excess Withdrawal, unless the withdrawal is made under the Automatic RMD Withdrawal Feature of the SecurePath for Life Product.
A Participant may elect the Automatic RMD Withdrawal Feature to ensure that withdrawals of the RMD Amount are not potentially treated as Excess Withdrawals when determining the Guaranteed Income Amount for future Annual Periods. This election may be made at the Lock-In Date or thereafter.
Example:

Annual Period:	January 16, 2009-January 15, 2010
Guaranteed Income Amount:	$5,000
Required Minimum Distribution (for calendar year 2009):	$10,000
Withdrawal on July 1, 2009:	$2,500
Withdrawal on September 1, 2009:	$2,500
In this example, the Participant has established an Automatic RMD Withdrawal Feature, and the applicable RMD Amount for calendar year 2009 is determined to be $10,000. The Participant’s Guaranteed Income Amount for the Annual Period running from January 16, 2009 through January 15, 2010 is $5,000. The Participant withdraws $2,500 on July 1, 2009, and then subsequently withdraws $2,500 on September 1, 2009. The Participant has therefore withdrawn the full Guaranteed Income Amount for the Annual Period.
During the 4th quarter of each year, the Company will determine whether an adequate RMD Amount has been distributed for the applicable calendar year in relation to the Participant’s entire retirement account balance. The Company will then make a distribution of any remaining RMD Amount from the Participant’s Account and/or from other investment options available under the Participant’s retirement arrangement. This additional RMD Amount will be taken first from other investment options if available, prior to withdrawing funds from the SecurePath for Life Product. Under the example above, assuming that the Participant’s entire retirement plan account is held in the Contract, the Company will make an additional distribution of $5,000 prior to the end of the calendar year. This $5,000 distribution will not be treated as an Excess Withdrawal.

Please note: Election of the Automatic RMD Withdrawal Feature may restrict a Participant’s flexibility to manage required minimum withdrawals across multiple investments.
Product Changes
The Company reserves the right to change the Guaranteed Income Rate table depending upon changes in the interest rate environment and overall market conditions. The Company will provide at least 30 days’ prior notice of any change to the Guaranteed Income Rate table. Any change to the Guaranteed Income Rate will not be applied to existing Contributions, and will only affect future Contributions to the Contract.
In the event a Participant has made Contributions before and after changes have been made to the Guaranteed Income Rate tables, the Contributions may establish a blended Guaranteed Income Rate once the Participant establishes a Lock-In Date. The blended Guaranteed Income Rate will be calculated pursuant to the following formula:
(A+B)/Sum of all Incremental Contributions
(after giving effect to the new Incremental Contribution) where
A = Sum of all Incremental Contributions (prior to giving effect to the new Incremental Contribution) multiplied by the current Guaranteed Income Rate

B = Additional Incremental Contribution multiplied by the Guaranteed Income Rate applicable based on the Participant’s age at the time of Incremental Contribution
The new Guaranteed Income Amount is equal to the new blended Guaranteed Income Rate calculated pursuant to the formula above multiplied by the Income Base.
If the Participant has made Excess Withdrawals prior to making a subsequent Contribution under a new Guaranteed Income Rate table, the subsequent Contribution will not be attached to a new Guaranteed Income Rate until the Participant has contributed an amount that is greater than previous Excess Withdrawals.
Example:

Contribution on January 1, 2010:	$20,000
Guaranteed Income Rate for age 62 on January 1, 2010:	4.20%

January 1, 2011: New Guaranteed Income Rates apply
Excess Withdrawal on February 1, 2011:	$5,000
Contribution on July 1, 2011:	$10,000
Incremental Contribution on July 1, 2011:	$5,000
Guaranteed Income Rate for age 62 on July 1, 2011:	4.30%

Participant Elects to Lock-In at Age 62:
Total Income Base on Lock-In Date:	$25,000
Blended Guaranteed Income Rate on Lock-In Date	4.22%
Equals ($840 + 215)/$25,000:
Equals A+B, where:
A	=	$20,000 Incremental Contribution multiplied by 4.20% Guaranteed Income Rate in effect on January 1, 2010 = $840

B	=	$5,000 Incremental Contribution multiplied by 4.30% Guaranteed Income Rate in effect on July 1, 2011 = $215
Sum of the Incremental Contributions = (20,000 + 5,000)
Guaranteed Income Amount on Lock-In Date = $1055 (Income Base of 25,000 * blended Guaranteed Income Rate of 4.22%)
In this example, the Participant must pay back the Excess Withdrawal of $5,000 before the Incremental Contribution attaches to the new Guaranteed Income Rate table. Therefore, only $5,000 ($10,000 Contribution -$5,000 Excess Withdrawal) will be attached to the new Guaranteed Income Rate table; the remaining Income Base of $20,000 will be attached to Guaranteed Income Rate Table 1.
Settlement Phase
After the Lock-In Date, a Participant may continue to receive payments of the Guaranteed Income Amount, even if these cumulative withdrawals reduce the Participant’s Account Value to zero. A Participant enters the “Settlement Phase” during any Annual Period after the Lock-In Date that the Participant’s Account Value declines to zero if the Participant’s Income Base is greater than zero at that time.
During the Settlement Phase, payments of the Guaranteed Income Amount will continue but all other rights and benefits under the Contract, including death benefits, terminate. A Participant may not make any additional Contributions during the Settlement Phase, and a participant cannot purchase an annuity option once the Settlement Phase begins.
During the Settlement Phase, the payments of the Guaranteed Income Amount will come directly from the applicable Company. Quarterly statements and other account information relating to a Participant’s Plan or IRA retirement account will no longer reflect an investment in the SecurePath for Life Product.

Section 4 — Contributions
Contributions
A minimum Account Value of $2,000 is required to rollover to an IRA. Otherwise, there is no minimum amount required to invest in the SecurePath for Life Product, and a Participant in a Plan may direct both vested and unvested amounts to the SecurePath for Life Product. Generally, subject to the Code and the terms of the applicable retirement arrangement, a Participant can make additional Contributions at any time during the Accumulation Period. However, after the Lock-In Date, a Participant may make additional Contributions to the Account, subject to a minimum Contribution of $5,000 under a Plan or $2,000 for an IRA. Because of this minimum, Plan and IRA Participants may be required to redirect any future contributions less than that minimum amount to another investment option within the Plan or IRA after the Lock-In Date, and to transfer such contributions as a Contribution to the SecurePath for Life Product only after they accumulate to the applicable minimum. Currently, a Participant must get the Company’s approval to make maximum aggregate Contributions in excess of $2.5 million, unless the Company is prohibited under applicable state law from requiring such prior approval.
If a Participant makes a complete withdrawal from the SecurePath for Life Product, the Company may restrict the right to allocate additional Contributions to the SecurePath for Life Product for up to 1 year after the complete withdrawal. A Participant in a Plan who makes a complete withdrawal from the SecurePath for Life Product will also be required to make a corresponding change to any allocation of future contributions to the Contract to another investment option available under the Plan.
All Participant Contributions credited to an Account are vested and nonforfeitable for purposes of the Contract. Amounts that have not vested pursuant to the terms of the applicable Plan may be forfeited upon certain events, such as termination of employment, under the vesting requirements set forth in the applicable Plan, and subject to the requirements of ERISA.
To the extent permitted by law, the Company reserves the following rights: (i) to waive minimum Contribution amounts at any time; (ii) to waive restrictions on additional Contributions after a complete withdrawal; and (iii) to cease accepting new Contributions under a Contract at any time.
Age Restrictions
As of the date of the initial Contribution, a Participant must be at least age 50 and not older than age 75. A Participant who has an interest in the SecurePath for Life Product under the terms of an employer Plan, and who elects to rollover the Account Value to an IRA Contract, may be older than age 75 at the time of rollover, provided that the Participant met the age qualifications at the time of the initial Plan contribution.

Allocation of Contributions
Upon receipt of a Contribution (in good order at the applicable SecurePath Service Center), it will be credited to the Participant’s Account in the form of Units of the applicable Variable Investment Option. The number of Units to be credited is determined by dividing the dollar amount allocated to the Variable Investment Option by the Unit value of that Variable Investment Option on the Business Day on which the Contribution is received. The number of Units shall not be changed by any subsequent change in the value of a Unit, but the dollar value of a Unit will vary in amount depending upon the investment experience of the applicable Variable Investment Option.
A Participant’s initial Contribution will be credited to the Participant’s Account no later than two Business Days after receipt of the Contribution in good order by the Company. The initial Contribution will generally be in good order if the Participant’s application or enrollment documentation is complete upon receipt at the applicable SecurePath Service Center. If the application or enrollment documentation is not complete, the Company may contact a Participant to obtain the necessary information to complete the enrollment form. If the Company does not have the information necessary to credit the initial Contribution to the Participant’s Account within five Business Days after receipt of the initial Contribution, then the Company will either return the Contribution or obtain the Participant’s consent to continue holding the Contribution until the Company receives the necessary information.
Subsequent Contributions will be credited to the Participant’s Account with the applicable Units as of the Business Day on which the Contribution is received in good order at the applicable SecurePath Service Center. Subsequent Contributions received in good order after the close of a Business Day will be credited on the following Business Day.
At its discretion, the Company may give initial and subsequent Contributions (as well as transfers) received in good order by certain broker-dealers or retirement plan recordkeepers prior to the close of a Business Day the same treatment as they would have received had they been received at the same time by the Company.
Determination of Account Value
The value of a Participant’s Account will go up or down depending on the investment performance of the Variable Investment Option to which the Participant’s Account Value is allocated. There can be no guarantee that a Participant’s Account Value will increase, and a Participant may lose money by investing in the SecurePath for Life Product.
A Participant’s Account Value on any given Business Day will be equal to the number of Units of the Variable Investment Option credited to the Participant’s Account multiplied by the Unit value as of the close of that Business Day.

The Unit value of a Variable Investment Option is determined on each Business Day by subtracting (b) from (a) and dividing the result by (c), where
(a)	equals the aggregate net asset value on that Business Day of all investments held by the Variable Investment Option; and

(b)	equals the aggregate mortality and expense risk fees, administrative charges, and guaranteed income benefit fees accrued as of that Business Day; and

(c)	equals the total number of Units held in the Variable Investment Option on that Business Day before the purchase or redemption of any Units on that Business Day.
The Unit value for each Variable Investment Option is calculated each Business Day after the close of the New York Stock Exchange.

Section 5 — Charges
Below is a discussion of the charges and expenses related to an investment in the Variable Investment Options.
Insurance and Administrative Charges
The Company makes daily charges against the net assets of the Variable Investment Options, consisting of mortality and expense risk fees, administrative charges, and guaranteed income benefit charges. The mortality risk portion of the charges compensates the Company for assuming the risk that the Participant will live longer than expected based on life expectancy tables, thereby causing the Company to pay greater than expected benefits. The expense risk portion of the charge compensates the Company for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the contract. The administrative portion of the charge compensates the Company for overall administrative costs, including costs of preparation and issuance of the Contracts, recordkeeping, preparing confirmations and annual reports, legal and accounting services, and insurance filings. The guaranteed income benefit charge relates to the guaranteed lifetime withdrawal benefit provided under the Contract.
If these charges do not cover our actual costs, then we absorb the loss. If the charges more than cover actual costs, then the excess is added to our surplus. We expect to profit from these charges. We may use any profit for any proper purpose, including distribution expenses.
The mortality and expense risk fees, administrative charges and guaranteed income benefit charges equal, on an annual basis, the following percentages of the net asset value of the Variable Investment Options:

	Maximum	Current
Mortality and Expense Risk and Administrative Fees	0.55%	0.55%
Guaranteed Income Benefit Charge	1.40%	0.90%
Total Pooled Account Annual Expenses	1.95%	1.45%
The Company reserves the right to increase the guaranteed income benefit charge up to a maximum of 1.40% for the Contracts upon 90 days’ prior written notice of the change, although we have no current intention to do so. Any increases in this charge would apply to the daily value of the Variable Investment Options upon the applicable effective date. Any increases in the charge may vary by type of retirement plan or program, including IRAs.

Annual Contract Charge
The Company reserves the right to deduct an annual contract charge not to exceed $50 from a Participant’s Account to reimburse the Company for administrative expenses relating to the maintenance of the Contracts. The Company currently waives this fee, but may, in the future, impose this charge in accordance with the provisions of the Contracts.
The Company also reserves the right, if such a charge is imposed, to waive, on a temporary or permanent basis, all or part of such charge for certain classes of Contracts or for certain new classes of Contracts which may be sold in the future where circumstances exist that result in differences in the Company’s costs or in the services required from the Company. For example, waivers may be granted for Contractholders with large numbers of participants with large account balances or for Contractholders which assume certain administrative expenses which the Company would otherwise bear. We will not reduce, waive or eliminate any deduction or expense in a manner that is unfairly discriminatory against any person.
If imposed, this charge would represent reimbursement for administrative costs expected to be incurred over the life of the Contracts. The Company does not anticipate any profit from this charge.
Underlying Fund Fees
When a Participant makes Contributions or transfers into the Account, the Participant’s assets will be directed to a Variable Investment Option investing in the Target Date Fund applicable based upon the Participant’s birth year. The value of the assets in each Variable Investment Option reflects the fees and expenses paid by the underlying Target Date Fund, including investment advisory fees and other expenses. A Participant will bear these charges and expenses, in addition to the expenses of the Contract described above. For the fiscal year ended September 30, 2009, the total annual fund operating expenses for each of the Target Date Funds was 0.21%. This range reflects operating expenses incurred by the Funds during their last fiscal year end. Actual Fund expenses may vary significantly. Please see the prospectus for the Target Date Funds for additional information about the Target Date Fund fees and expenses.
Transamerica Money Market VP, an Underlying Fund which is not available for allocations or transfers, had total annual portfolio operating expenses of 0.42% for the fiscal year ended December 31, 2008.
Premium Tax
Under the laws of certain jurisdictions, premium taxes may apply to Participants that elect to purchase a Fixed Annuity. These taxes currently range from 0% to 3.5%. Any applicable premium taxes will generally be deducted from a Participant’s Account when it is applied to purchase a Fixed Annuity.

Retirement Plan Fees
A Participant in Plan may be subject to administrative fees or charges that are levied against the accounts of Participants in the Plan, including participant head charges and plan service fees. Any such administrative fees would be in addition to the fees and charges described for the SecurePath for Life Product. As authorized by the Plan sponsor, such fees may be deducted directly from Participant accounts, including the Participant’s Account in the SecurePath for Life Product.

Section 6 — Transfers and Withdrawals
Transfers
Participants will be assigned to a Variable Investment Option based on birth year, and will not be permitted to transfer between different Variable Investment Options available under the Contract.
Withdrawals
A Participant may withdraw or transfer out all or a portion of the amount credited to the Participant’s Account at any time during the Accumulation Period and prior to his or her death.
The SecurePath for Life Product provides a guaranteed lifetime withdrawal benefit under which the Company guarantees that a Participant, after establishing a Lock-In Date, will be able to withdraw annually the Guaranteed Income Amount, regardless of market-related declines in the Participant’s Account Value. See “Section 3- Guaranteed Income Amount” above.
Any withdrawal or transfer out is subject to applicable limitations of the Participant’s Plan or IRA well as the provisions of the Code. Retirement plans typically permit withdrawals only upon severance of employment, death, disability, attaining a minimum age or for certain hardship withdrawals. Your Plan may permit transfers to other investment options offered by your employer.
If spousal consent rules apply to a Participant’s Plan, a Participant may be required to obtain spousal consent prior to withdrawing amounts from the Participant’s Account, including withdrawals of the Guaranteed Income Amount. With respect to withdrawals of the Guaranteed Income Amount under such a Plan, spousal consent must be obtained at the Lock-In Date. Material changes to a Participant’s marital status (such as marriage after the Lock-In Date), or to a Participant’s investment in the Product (such as a Contribution after the Lock-In Date) may require subsequent spousal consent for withdrawals of the Guaranteed Income Amount after the Lock-In Date.
There are no withdrawal fees or redemption charges, but the Participant may be restricted from allocating new Contributions to the SecurePath for Life Product for up to one year after a complete withdrawal or transfer out of the Account. Withdrawals from a Plan or IRA are generally taxed as ordinary income. In addition, a penalty tax may be payable under the Code upon the early withdrawal of amounts from an Account, to the extent they are also withdrawn from the Plan or IRA. See “Tax Information” below.
Transfers out of the Account will be considered withdrawals for purposes of determining the Income Base used to calculate the Guaranteed Income Amount. To the extent a Participant’s withdrawals after the Lock-In Date are in excess of the Guaranteed Income Amount during an Annual Period, they may be considered Excess Withdrawals which will reduce the Participant’s Income Base, and therefore reduce the Guaranteed Income Amount for future periods. All withdrawals prior to the Lock-In Date will be treated as Excess Withdrawals.
Retirement Plan Loans
Certain retirement plan arrangements may permit Participant loans. A Participant’s Account Value in the SecurePath for Life Product will be considered in determining the amount available to the Participant for a Plan loan, but amounts will not be withdrawn from the SecurePath for Life Product in order to fund a Plan loan. As a result, a Plan Participant may be required to initiate a transfer out of the SecurePath for Life Product, if the Participant wishes to access amounts in the SecurePath for Life Product in order to fund a Plan loan. Such a transfer may constitute an Excess Withdrawal for purposes of calculating the Income Base, and therefore reduce the Guaranteed Income Amount available to the Participant for future periods.
Payment of Withdrawal Amount
The Account Value withdrawn will be determined on the Business Day on which a written request for a withdrawal is received by the Company in good order. For a complete withdrawal, the Participant will receive a full withdrawal of the Participant’s Account Value as determined on that Business Day by multiplying the number of Units in the Participant’s Account by the Unit value (on that Business Day). For a partial withdrawal, the Participant’s Account will be reduced by the number of Units obtained by dividing the amount of the withdrawal by the Unit value for that Business Day. A full or partial withdrawal payment will be made within seven days after receipt of the written request in good order.
Automatic Withdrawals
The Company offers an automatic withdrawal feature that enables a Participant to receive periodic withdrawals in monthly, quarterly, semi-annual or annual intervals. The Company processes automatic withdrawals at the end of the Business Day at the interval selected. These automatic withdrawals will continue until the Participant elects to terminate them.
At the Lock-In Date, a Participant must elect the schedule by which the Participant will receive the Guaranteed Income Amount pursuant to these automatic withdrawals.
Suspension of Payments or Transfers
The Company may be required to suspend or postpone payments made in connection with withdrawals or transfers of Account Value for any period when (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) the Securities and Exchange Commission (SEC) has declared an emergency, during which sales and redemptions of shares of the

Underlying Funds are not feasible or the shares cannot reasonably be valued; or (d) the SEC, by order, permits suspension or postponement of payments for the protection of investors.
Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require the Company to reject a Participant’s Contribution and/or to “freeze” a Participant’s Account. If these laws apply in a particular situation, then the Company would not be allowed to pay any request for withdrawals or death benefits, make transfers, or continue making annuity payments absent instructions from the appropriate federal regulator. The Company may also be required to provide information about a Participant and a Participant’s interest in a Contract to government agencies or departments.

Section 7 — Annuity Options
The SecurePath for Life Product offers a guaranteed lifetime withdrawal benefit, described under “Section 3- Guaranteed Income Amount,” which permits a Participant to withdraw a Guaranteed Income Amount annually from the Participant’s Account for the lifetime of the Participant. A Participant also may elect to purchase one of several Fixed Annuity options available under the Contract. A Participant’s investment in the SecurePath for Life Product and receipt of the Guaranteed Income Amount will cease upon the election to purchase a Fixed Annuity option.
Annuity Purchase Date
The Annuity Purchase Date is the date the Company receives (in good order at the applicable SecurePath Service Center) written notice of a Participant’s election to purchase a Fixed Annuity option. The Accumulation Period and the Participant’s allocation to the applicable Variable Investment Option end on the Annuity Purchase Date. Once a Fixed Annuity takes effect, it may not be redeemed, surrendered or changed to any other form of annuity. The availability of Fixed Annuity options is subject to restrictions on withdrawals from employment-based retirement plans under the Code or under the terms of the particular Plan. Depending upon the terms of the retirement plan arrangement, a Participant may not be eligible to elect a Fixed Annuity Option.
Fixed Annuity
Fixed Annuity payments are not made from the Pooled Account assets but are made from the general account of the Company which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, Fixed Annuity payments and interests in the general account have not been registered under the Securities Act of 1933, as amended, (the “1933 Act”) nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. The SEC staff has not reviewed the disclosures in this Prospectus that relate to the Fixed Annuity payments and interests in the general account. Disclosures regarding Fixed Annuity payments and the general account in this Prospectus, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.
A Fixed Annuity may not be elected if the initial monthly payment under the form elected would be less than $20. Fixed Annuity payments will be made monthly unless the annuitant elects to receive payments annually, semi-annually or quarterly. Any such election must be made at the same time that the annuitant elects to receive a Fixed Annuity and cannot be changed during the annuity period.

Fixed Annuity Options
The following Fixed Annuity options may be available:
(i)	Life Annuity — Annuity payments will be made during the lifetime of the annuitant. It would be possible for the annuitant to receive no annuity payment if the annuitant died prior to the date of the first annuity payment.

(ii)	Life Annuity With Period Certain —Annuity payments will be made during the lifetime of the annuitant with the guarantee that if the annuitant dies before a period certain elected, the beneficiary will receive payments for the duration of the period. The period certain may be 5, 10, 15 or 20 years.

(iii)	Life Annuity With Cash Refund — Annuity payments will be made during the lifetime of the annuitant with the guarantee that, upon the annuitant’s death, if the total payments received are less than the purchase payment, any difference is paid in a lump sum to the beneficiary.

(iii)	Specified Fixed Period Annuity — Annuity payments will be made for a specified fixed period selected by the annuitant. If the annuitant dies during the specified fixed period, the annuity payments for the remainder of the period will be paid to the beneficiary. No annuity payments are made after the expiration of the specified fixed period even if the annuitant survives. The specified fixed period may be for 10, 15, 20, 25, or 30 years.

(iv)	Contingent Annuity —Annuity payments will be made during the joint lifetimes of the annuitant and a designated second person (“contingent annuitant”) with payments continued during the remaining lifetime of the contingent annuitant. Annuity payments to the contingent annuitant may be made in the same amount paid while both annuitants lived or a lesser percentage of this amount. For Section 401(a) and/or Section 401(k) Contracts, in the absence of a proper election by the Participant, a contingent annuity with a survivorship annuity benefit for the surviving spouse at least equal to 50% of the amount which would have been payable if the Participant were living will be the normal form of benefit. If the contingent annuitant dies before the first annuity payment to the annuitant, the contingent annuity election will be void and the annuitant will receive a Life Annuity. If the contingent annuitant dies after the first annuity payment to the annuitant, but before the death of the annuitant, annuity payments under the Contingent Annuity election will be made to the annuitant during his/her lifetime. If the annuitant and the contingent annuitant die before the date of the first annuity payment, no annuity payments will be made.

(v)	Contingent Annuity With Period Certain —Annuity payments will be made during the joint lifetimes of the annuitant and a designated second person (“contingent annuitant”). Annuity payments to the contingent annuitant may be in the same amount as paid to the annuitant or a lesser percentage of that amount and will be made for a period certain of any number of years between 5 and 20 years inclusive.

The Life Annuity With Period Certain and the Specified Fixed Period Annuity may only be elected for a number of years that will not exceed an annuitant’s life expectancy. The annuity benefit option elected by the Participant will affect the level of annuity payments the Participant will receive. The longer annuity payments are projected to continue based upon actuarial possibilities, the lower annuity payments will be.
The annuity purchase rates for these Fixed Annuity benefits shall not exceed, during the initial period set forth in the Contract, the maximum rates set forth in the Contract. Thereafter, the annuity purchase rate will be the rate in effect as declared by the Company on the Annuity Purchase Date. The guaranteed level of Fixed Annuity payments will be determined based upon (i) a Participant’s Account Value on the Annuity Purchase Date, (ii) the annuity purchase rate applicable on the Annuity Purchase Date which will reflect the age of the Participant and (iii) the type of Fixed Annuity option elected.
Tax-qualified Plans must generally provide by law that if a married Participant does not elect otherwise, and obtain the written consent of the Participant’s spouse, then retirement annuity benefits will be paid in the form of a contingent annuity with a survivorship annuity benefit for the surviving spouse at least equal to 50% of the amount which would have been payable if the Participant were living.
Payments to a Beneficiary Following the Annuitant’s Death
If any annuity payment is payable to the Beneficiary after the death of an annuitant on or after the Participant’s Annuity Purchase Date but during a period certain, it shall be payable as each payment becomes due to the Beneficiary. If the benefit is payable to more than one beneficiary, it shall be paid in equal shares to such beneficiaries, the survivors or survivor, unless the annuitant has elected otherwise. Upon the death of the last surviving beneficiary, the Company shall pay the commuted value of any remaining payments in a lump sum cash payment to the estate of such last surviving Beneficiary in lieu of any further annuity payments.
Alternatively, the annuitant’s Beneficiary may direct in writing to the Company (at the applicable SecurePath Service Center) that the commuted value of the annuity income payable after the death of the annuitant or contingent annuitant be paid to the beneficiary in a lump sum. The commuted value referred to above is the present value of any annuity payments to be paid over the portion of the period certain remaining on the date the Company receives (in good order at the applicable SecurePath Service Center) written notice of the beneficiary’s election to receive the commuted value, discounted at the interest rate (compounded annually) applied to determine the amount of the annuitant’s Fixed Annuity payments.

Maturity Date
Upon the Maturity Date (the date of the IRA Participant’s 105th birthday, or earlier if required by state law), an IRA Participant’s certificate or interest in the SecurePath for Life Product will automatically mature and expire without value. An IRA Participant must elect to purchase a Fixed Annuity option prior to the Maturity Date.

Section 8 — Death Benefit
Calculation of Death Benefit
If a Participant dies before purchasing a Fixed Annuity under the Contract, then the Account Value will be paid to the selected Beneficiary (the “Death Benefit”), subject to the terms of any underlying Plan.
Beneficiary
The Beneficiary is the person or entity a Participant names to receive any Death Benefit. The Beneficiary is named through documentation signed with the Plan or IRA account administrator. The Participant may change the Beneficiary at any time before the Participant dies. A change of Beneficiary will take effect on the date the change request form is signed, provided that the form is received in good order at the applicable SecurePath Service Center.
If the Participant elects joint coverage under the SecurePath for Life Product, the spouse must be named as the Beneficiary of the Account.
If a Participant fails to name a Beneficiary, or if the named Beneficiary is deceased at the time of the Participant’s death, the Death Benefit will be payable in a lump sum to the Participant’s estate.
Payment Options
Under Section 403(b), Section 457 and 408 (IRA) Contracts, and subject to the terms of the Plan or IRA, the Account Value will be paid to the Beneficiary in a lump sum or, if the Beneficiary is under the age of 75 at the time of the Participant’s death, the Beneficiary may elect to have the Account Value applied to provide a Fixed Annuity. A lump sum payment to some extent may be taxed as ordinary income to the Beneficiary in the year received. A Beneficiary should consider the possible tax advantages of electing a Fixed Annuity.
Under Section 401(a) and /or Section 401(k) Contracts, however, the underlying tax-qualified Plan may require payment of the death benefit in the form of a “qualified pre-retirement survivor annuity” or other payment method. In each case involving Section 401(a) and/or Section 401(k) Contracts, reference must be made to the underlying Plan for more detailed information.
In addition, a surviving spouse may be eligible to continue the investment in the SecurePath for Life Product and payments of the Guaranteed Income Amount. See “Guaranteed Income Amount” above.
Upon a Participant’s death, the Participant’s entire interest in the Contract (i) must generally be distributed within five years after the date of death or (ii), if payable to a

Beneficiary, must be annuitized over the life of the designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year after the date of the Participant’s death. If the Beneficiary is the Participant’s spouse, distributions are not required to be made until the April 1st after the end of the calendar year in which the Participant would have attained age 70 1/2; if the spouse dies before distributions begin, the rules discussed above will apply as if the spouse were the Participant. If a spouse is the surviving Beneficiary, the spouse may elect to maintain an investment in the Contract to the extent permitted by the Participant’s retirement arrangement.
If a lump sum payment is elected, the Account Value will be determined on the Business Day on which a certified copy of the death certificate evidencing the Participant’s death is received by the Company at the applicable SecurePath Service Center. If the Beneficiary is under age 75 at the time of the Participant’s death and elects a Fixed Annuity, the Account Value will be determined on the Business Day that the Beneficiary purchases the Fixed Annuity. For Section 401(a) and/or Section 401(k) Contracts, the underlying Plan should be consulted to determine the options available.

Section 9 — Tax Information
The ultimate effect of federal income taxes on payments under the Contracts and on the economic benefit to the Participant, annuitant, payee and Beneficiary depends on the tax and employment status of the individual concerned.
The discussion which follows on the treatment of the Company and of the Contracts under U.S. federal income tax law is general in nature, is based upon the Company’s understanding of current federal income tax laws, and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present federal income tax law or of the current interpretations by the Internal Revenue Service. No attempt is made to consider any applicable state or other tax laws. Each Contractholder and Participant contemplating investment in the SecurePath for Life Product should consult a qualified tax adviser.
Tax Treatment of the Company
TFLIC is taxed as a life insurance company under the Code. TFLIC has established a Pooled Account (Pooled Account No. 44), to hold the assets that are associated with the Contracts. The Pooled Account was established under New York law, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.
TLIC is taxed as a life insurance company under the Code. TLIC has established a Pooled Account (Separate Account VA FF), to hold the assets that are associated with the Contracts. The Pooled Account was established under Iowa law on, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.
The assets of a Pooled Account are held in the name of the applicable Company and legally belong to the Company. Investment income and gains from the assets of a Pooled Account are reinvested and taken into account in determining the value of the Pooled Account. Under existing federal income tax law, the Company is generally entitled to deductions for increases in reserves; those deductions offset any taxable income generated by the Pooled Account.
Section 403(b) Annuities
Contributions made under a Contract meeting the requirements of Section 403(b) of the Code afford certain federal income tax benefits to employees of state educational organizations, and organizations which are tax-exempt under Section 501(c)(3) of the Code. The employer may make contributions to the Contract or the employer may agree with the Participant that in return for employer contributions to the Contract, the Participant will take a reduction in salary or give up a salary increase. The agreement may not be changed with respect to earnings of the Participant while the agreement is in effect. No federal income tax is payable by the Participant on increases in the Account Value until payments are received by the Participant.
Contributions meeting the requirements of Sections 402(g), Section 403(b) and Section 415 of the Code are not includable in the gross income of the Participant at the time they are made. Under Section 402(g) of the Code, Contributions made under a reduction in salary or a give up in salary increase agreement (“elective deferrals”) are excluded from a Participant’s gross income to the extent of $16,500 in 2009 (this limit is currently scheduled to be adjusted annually for inflation). The Section 402(g) limit will be reduced on a dollar for dollar basis by employee pre-tax elective deferrals made by that individual under a Section 401(k) Plan, a simplified employee pension plan, or other tax deferred annuity. All Contributions under a Section 403(b) Contract are subject to the requirements of Section 415 of the Code, which in general limit contributions by or on behalf of a Participant to the lesser of $49,000 (an amount subject to indexation for inflation) or 100% of the Participant’s annual compensation. Participants under a Section 403(b) Contract who have attained age 50 may be entitled to exceed the limits of Sections 402(g) and 415 by up to $5,500 in 2009 (an amount to be adjusted annually for inflation) and certain Participants with 15 or more years of service with their Plan sponsor may be eligible for an increase of up to $3,000 per year in the Section 415 limit (subject to a lifetime maximum of $15,000). The availability of the foregoing increases in limits will be subject to and may be limited by the terms of the Plan.
When a Participant takes a distribution from a 403(b) plan (including a withdrawal from this Contract), the amount received will generally be includable as ordinary income in the year received, except that such portion of any amount received as is deemed to represent a return of Participant after-tax contributions will not be taxed. However, a Participant may delay including certain distributions in income by making a rollover transfer, subject to requirements set by the Code, to an IRA, Section 403(b) annuity or an employer’s Section 401(a)/401(k) Plan or a governmental employer’s Section 457 Plan eligible and willing to accept such a rollover. A Participant may not rollover hardship distributions, distributions part of a series of installments or any required minimum distributions made after age 70 1/2 however.
If the Participant receives any distribution from the Contract that does not qualify under one of the exceptions listed in the next sentence, the Participant must pay an additional tax of 10% of the amount of the distribution includable in gross income for the taxable year. The additional tax does not apply to distributions which are (1) made on or after the date on which the Participant attains age 59 1/2, (2) made to a beneficiary on or after the death of the Participant, (3) attributable to the Participant’s becoming permanently disabled, (4) made after separation from service in a series of substantially equal periodic payments made for the life (or life expectancy) of the Participant or the joint lives (or joint life expectancies) of the Participant and his/her beneficiary, (5) made to a Participant after separation of service after attainment of age 55, (6) made to a Participant for medical care (not to exceed the amount deductible by the Participant), (7) paid to alternate payees under a qualified domestic relations order or (8) in certain other circumstances.

Restrictions on Withdrawals of Elective Contributions. Any funds in the Participant’s account balance attributable to pre-tax salary reduction contributions will be restricted from withdrawal except upon attainment of age 59 1/2, severance from employment, death, disability or hardship (hardship withdrawals are to be limited to the amount of the Participant’s own contributions exclusive of earnings). Funds in the Participant’s account balance attributable to employer contributions, if any, and the earnings thereon will be subject to distribution restrictions as provided in the Plan.
Section 401(a) Plans
An employer maintaining a pension or profit sharing Plan which satisfies the requirements of Section 401(a) of the Code may make contributions to the Contract which are generally currently deductible by the employer and are not currently taxed to the Participants. The Code prescribes various limitations on the maximum amount which may be contributed on behalf of any Participant. Generally, annual contributions to a defined contribution plan on behalf of a Participant may not exceed the Section 415 limits, i.e. the lesser of the $49,000 (as indexed) or 100% of such Participant’s compensation. In the case of a 401(k) plan, the annual deferral limit for the Participant’s elective contributions under Section 402(g) of the Code is $16,500 in 2009 (this limit is currently scheduled to be adjusted annually for inflation). In addition, Participants may make after-tax contributions to the Contract if their Section 401(a) Plan permits subject to the Section 415 limits and Participants who have attained age 50 may be entitled to exceed the dollar limits of Sections 402(g) and 415 by up to $5,500 in 2009 (an amount currently scheduled to be adjusted annually for inflation). The availability of the foregoing increases in limits will be subject to and may be limited by the terms of the underlying Section 401(a) Plan.
When a Participant takes a distribution from 401(a) plan (including a distribution from this Contract), the amount received will be includable as ordinary income in the year received, except that such portion of any amount received as is deemed to represent a return of Participant after-tax Contributions will not be taxed.
The rules governing rollovers of distributions from a Section 401(a) Plan are parallel to those dealing with distributions from Section 403(b) annuities. If the Participant receives a direct distribution from the plan, automatic withholding of 20% will be made on the distribution — even though it is rendered not currently taxable by the Participant’s subsequent rollover or transfer of the gross amount to an IRA, Section 403(b) annuity or an employer’s Section 401(a)/401(k) Plan or a governmental employer’s Section 457 Plan eligible and willing to accept such a rollover. Alternatively, the Participant may avoid the automatic 20% withholding by directing the Plan to transfer the amount involved directly to an IRA, Section 403(b) annuity or an employer’s Section 401(a)/401(k) Plan or a governmental employer’s Section 457 Plan eligible and willing to accept such a rollover. See “Income Tax Withholding.” In addition, the 10% penalty on premature distributions from Section 403(b) annuities is also applicable to Section 401(a) Plan distributions.

Section 408 (IRA) Contracts
An individual, participating under a Contract which satisfies the requirements of Section 408 of the Code, may make contributions to the Contract. The Code prescribes various limitations on the maximum amounts which may be contributed by or on behalf of the Participant and on the deductibility of the contributions for federal income tax purposes. No federal income tax is payable by the Participant on increases in the value of his/her Account Value until payments are received by the Participant.
When a Participant takes a distribution from an IRA or a qualified plan (including a distribution from this Contract), the amount received will be includable as ordinary income in the year received, except that such portion of any amount received which is deemed to represent a return of Participant non-deductible contributions will not be taxed. Any full or partial distribution will not be includable in ordinary income if the Participant rolls over the distribution within 60 days to an IRA, Section 403(b) annuity or an employer’s Section 401(a)/401(k) Plan or a governmental employer’s Section 457 Plan eligible and willing to accept such a rollover.
If the Participant receives any amount under the Contract prior to attainment of age 59 1/2, the Participant must pay an additional excise tax of 10% of the amount of the distribution includable in gross income for the taxable year. The additional tax does not apply to distributions which are (1) made to a beneficiary on or after the death of the Participant, (2) attributable to the Participant’s becoming permanently disabled, (3) made in a series of substantially equal periodic payments made for the life (or life expectancy) of the Participant or the joint lives (or joint life expectancies) of the Participant and his/her beneficiary, (4) in amounts not exceeding certain expenses in the year distributed, including deductible medical care expenses, qualified higher education expenses, qualified first-time home buyer costs (subject to a $10,000 maximum) and health insurance premiums paid by persons after receiving at least 12 weeks of unemployment compensation insurance payments, or (5) made in certain other circumstances.
Section 457 Plans
Section 457 of the Code allows employees of or independent contractors who furnish services to a state or local government or other tax-exempt employer to establish a deferred compensation plan allowing the deferral of certain limited amounts of compensation. Generally, the annual deferral limit is the lesser of $16,500 in 2009 (this limit is currently scheduled to be adjusted annually for inflation) or 100% of the Participant’s includable compensation. There is a “catch-up” provision which may permit a Participant to defer a greater amount prior to retirement and Participants who have attained age 50 may be entitled to exceed the dollar limits of Sections 402(g) and 415 by up to $5,500 in 2009 (an amount currently scheduled to be adjusted annually for inflation). The availability of the foregoing increases in limits will be subject to and may be limited by the terms of the underlying Section 457 Plan. State and local government includes a state, a political subdivision of a state, any agency or instrumentality of either of them, a tax-exempt rural electric cooperative or its tax-exempt affiliates. All amounts deferred and property bought with those amounts or income earned on those amounts under Section 457 Plans of non-governmental tax-exempt employers must remain the property of the employer and are subject to the claims of its general creditors. The assets of Section 457 Plans of state and local governments must be held in trust for the “exclusive benefit” of the Participants (and their beneficiaries).
Distributions from Section 457 Plans are generally taxable as ordinary income when paid or, in the case of distributions from Section 457 Plans of non-governmental tax-exempt employers, when made available. Distributions may be directly transferred without tax to a Section 457 Plan or, if paid by the Section 457 Plan of a governmental employer, rolled over under the same rules as govern rollovers of distributions from Section 403(b) plans. Distributions from Section 457 Plans are not subject to the special 10% excise tax for early distribution unless attributable to amounts rolled into that Plan from another type of Plan (such as an employer’s Section 401(a) Plan) the distributions of which would be subject to the excise tax.
Minimum Distribution Requirements
Distributions from a Plan or IRA generally must begin no later than the April 1st of the calendar year following the year in which the Participant attains age 70 1/2 or (except for an IRA), if later, the year in which he or she retires. If the actual distributions from an IRA, Section 403(b) annuity or an employer’s Section 401(a)/401(k) Plan or Section 457 Plan are less than the minimum required to be distributed, the difference is considered to be an excess accumulation and the IRS may impose a 50% excise tax on this excess amount.
Income Tax Withholding
Unless the Participant or payee elects to have no withholding, the taxable portion of distributions under a Contract will be subject to income tax withholding under federal and certain state laws. The Company will notify recipients of taxable distributions under a Contract of their right to elect not to have withholding apply, if available.
For Contracts other than under IRAs, mandatory 20% federal income tax withholding applies unless the distributions either are: (i) part of a series of substantially equal periodic payments (at least annually) for the Participant’s life or life expectancy, the joint lives or life expectancies of the Participant and his/her beneficiary, or a period certain of not less than 10 years; or (ii) required by the Code upon the Participant’s attainment of age 70 1/2 (or retirement) or death; or (iii) made on account of hardship. Distributions of the Guaranteed Income Amount under the Plan will be subject to 20% federal income tax withholding.
Such withholding will apply even if the distribution is rolled over into another plan qualified to receive the same, including an IRA. The withholding can be avoided if the Participant’s interest is directly transferred to that other plan. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and penalties unless an equivalent amount is rolled over.
Under the contract exchange rules established for the applicable 403(b) plan, an exchange of a Section 403(b) annuity contract for another Section 403(b) annuity contract may qualify as a tax-free exchange. A “contract exchange within the same 403(b) plan” must meet the following conditions: (i) the 403(b) plan under which the contract is issued must permit contract exchanges; (ii) immediately after the exchange the accumulated benefit of the Participant (or beneficiary of a deceased Participant) is at least equal to the Participant’s (or beneficiary’s) accumulated benefit immediately before the exchange (taking into account the accumulated benefit of that Participant (or beneficiary) under both section 403(b) contracts immediately before the exchange); (iii) the contract issued in the exchange is subject to distribution restrictions with respect to the Participant that are not less stringent than those imposed on the contract being exchanged; and (iv) the employer sponsoring the 403(b) plan and the issuer of the contract issued in the exchange agree to provide each other with specified information from time to time in the future (“an information sharing agreement”). The shared information is designed to preserve the requirements of Section 403(b), primarily to comply with loan requirements, hardship withdrawal rules, and distribution restrictions.

Section 10 — Other Information
The Company
In all jurisdictions except New York, the Contracts are issued by Transamerica Life Insurance Company. TLIC was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. TLIC is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.
The Contracts are issued in New York by Transamerica Financial Life Insurance Company, a stock life insurance company which was organized under the laws of the State of New York on October 3, 1947. TFLIC is an indirect, wholly-owned subsidiary of AEGON USA, LLC (“AEGON”), a financial services holding company whose primary emphasis is life insurance and annuity and investment products. AEGON is an indirect wholly-owned subsidiary of AEGON N.V.
Financial Condition of the Company
Many financial services companies, including insurance companies, have been facing challenges in this unprecedented economic and market environment, and the Company is not immune to these challenges. It is important for you to understand the impact these events may have, not only on Account Value, but also on the ability to meet the guarantees under the Contract.
Assets in the Pooled Account. A Participant assumes all of the investment risk for his or her Account Value that is allocated to a Variable Investment Option in the Pooled Account. A Participant’s Account Value in a Variable Investment Option constitutes a portion of the assets of the Pooled Account. These assets are segregated and insulated from the Company’s general account, and may not be charged with liabilities arising from any other business that the Company may conduct.
Assets in the General Account. Any guarantees under a Contract that exceed Account Value, such as those associated with the lifetime withdrawal benefit feature of the Contract, are paid from the Company’s general account (and not the Pooled Account). Therefore, any amounts that the Company may be obligated to pay under the Contract in excess of Account Value are subject to the Company’s financial strength and claims-paying ability and the Company’s long-term ability to make such payments. The assets of the Pooled Account, however, are also available to cover the liabilities of the

Company’s general account, but only to the extent that the Pooled Account assets exceed the Pooled Account liabilities arising under the Contracts supported by it.
The Company issues other types of insurance policies and financial products as well, and the Company also pays its obligations under these products from the Company’s general account assets.
The Company’s Financial Condition. As an insurance company, the Company is required by state insurance regulation to hold a specified amount of reserves in order to meet all of the contractual obligations of its general account. To meet its claims-paying obligation, the Company monitors its reserves so that it holds sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there is no guarantee that the Company will always be able to meet its claims-paying obligations; there are risks to purchasing any insurance product.
State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that the Company may incur as the result of defaults on the payment of interest or principal on its general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of those investments.
How to Obtain More Information. The Company encourages both existing and prospective Contractholders and Participants to read and understand its financial statements. The Company prepares its financial statements on a statutory basis. TLIC’s financial statements, as well as those of Separate Account VA FF, are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division. TFLIC’s financial statements, as well as those of Pooled Account No. 44, are presented in conformity with accounting practices prescribed or permitted by the New York Insurance Department. Financial statements for the Company and the Pooled Account are located in the Statement of Additional Information (“SAI”). For a free copy of the SAI, simply call or write the Company at the telephone number or address of the applicable SecurePath Service Center referenced in this prospectus. In addition, the SAI is available on the SEC’s website at http://www.sec.gov.
The Pooled Account
TLIC has established a Pooled Account (Separate Account VA FF), to hold the assets that are associated with the Contracts issued in all jurisdictions except New York. The Pooled Account was established under Iowa law, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.
TFLIC has established a Pooled Account (Pooled Account No. 44), to hold the assets that are associated with the Contracts issued in New York. The Pooled Account was established under New York law, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.
The assets of each Pooled Account are held in the name of the applicable Company and legally belong to that Company. Investment income and gains from the assets of each Pooled Account are reinvested and taken into account in determining the value of that Pooled Account, without regard to other income, gains, or losses of the Company. Assets of a Pooled Account may not be charged with liabilities arising out of any other business of the applicable Company. However, all obligations under the Contract, including the obligations to pay the Guaranteed Income Amount under the Contract, are the Company’s general account corporate obligations. Additional information about the Company, including its audited financial statements for the most recent fiscal year, is available in the Statement of Additional Information.
Distribution of the Contracts
TCI acts as the principal underwriter and the distributor of the Contracts. TCI or other authorized broker-dealers which enter into an agreement with TCI will perform sales, marketing and administrative functions relative to the Contracts. TCI is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The principal business address of TCI is 4600 South Syracuse Street, Suite 1100, Denver, CO 80237.
The Contracts are offered on a continuous basis. The Contracts may be sold by individuals who are registered representatives of TCI and who are also licensed as insurance agents for the Company. TCI may also enter into distribution agreements with other broker-dealers. The Contracts may be sold through registered representatives of those broker-dealers authorized by TCI and applicable law. Such representatives will also be the Company’s appointed insurance agents under state insurance law.
Commissions may be paid to firms on sales of the Contract according to one or more schedules. Commissions and other expenses directly related to the sale of the Contracts will not exceed 8% of the Contributions.
In addition, in an effort to promote the sale of the Contracts, the Company or TCI may enter into compensation arrangements with certain broker-dealers under which such firms may receive separate compensation or reimbursement for training of sales personnel and marketing and administrative services.
Commissions and other incentives or payments described above are not charged directly to Contractholders, Participants, or the Pooled Accounts. The Company intends to recoup commissions and other sales expenses through fees and charges deducted under the SecurePath for Life Product and other corporate revenue.

Right to Cancel Period
A Participant who has been issued an individual IRA Contract may return his or her Contract for a refund, but only if the Participant returns it within a prescribed period, which is generally 10 days (after the Participant receives the Contract), or whatever longer time may be required by state law. This cancellation privilege may not be available for certain employment based retirement plans. The amount of the refund will generally be the Contributions paid (for an IRA, the amount of the rollover contribution), plus or minus accumulated gains or losses in the Pooled Account. The Participant bears the risk of any decline in Account Value during the right to cancel period. However, if state law requires, the Company will refund the original Contribution(s) paid. The Company will pay the refund within seven days after it receives, in good order within the applicable period at the SecurePath Service Center, written notice of cancellation and the returned Contract. The Contract will then be deemed void.
Sending Forms and Transaction Requests in Good Order
The Company cannot process requests for transactions relating to the Contract until the Company has received them in good order at the applicable SecurePath Service Center. “Good order” means the actual receipt by the Company of the instructions relating to the requested transaction in writing (or, when appropriate, by telephone or facsimile, or via website), along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes, to the extent applicable to the transaction: the completed application or enrollment form; the transaction amount to and/or from the Variable Investment Option affected by the requested transaction; the signature of the Participant; Social Security Number or Taxpayer I.D.; and any other information or supporting documentation that the Company may require, including any spousal consents, proof of age, or proof of marriage. With respect to purchase requests, “good order” also generally includes receipt (by the Company) of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.
Misstatements of Age or Sex
If there has been a misstatement of the age and/or sex of a Participant, the Participant’s spouse, or another beneficiary, or a misstatement of any other fact relating to the calculation of the Guaranteed Income Amount or the calculation of Fixed Annuity options, then, to the extent permitted by applicable law, the Company reserves the right to make adjustments to any charges, guarantees, or other values under the SecurePath for Life Product to reasonably conform to the correct facts.
Legal Proceedings
There are no legal proceedings to which a Pooled Account is a party or to which the assets of a Pooled Account are subject. The Company, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on a Pooled Account, on the ability of TCI to perform under its principal underwriting agreement, or on the ability of the Company to meet its obligations under the Contract.
Householding
The Company may send only a single copy of prospectuses and shareholder reports to Participants residing in the same household, in lieu of sending a copy to each individual Participant. A Participant may elect to receive an individual copy of prospectuses and shareholder reports by calling the applicable SecurePath Service Center.
Availability of Electronic Documents
Depending upon the services provided by the IRA or Plan administrator, Participants may be able to receive account statements, prospectuses, and confirmations electronically. A Participant should contact the IRA or Plan administrator for more information about receiving documents electronically.
Statement of Additional Information
The Statement of Additional Information contains further details regarding the Company and the SecurePath for Life Product. You may obtain a free copy of the SAI by contacting the applicable SecurePath Service Center. Please use the form attached at the end of this Prospectus.
Below is the table of contents of the Statement of Additional Information:
•	The Company

•	Independent Registered Public Accounting Firm

•	Principal Underwriter/Sale of Contracts

•	Determination of Unit Values

•	Tax Information

•	Financial Statements

Request for
SecurePath for Life Product
Statement of Additional Information
Detach and return in an envelope addressed to:

For Plan Participants:	Diversified Investment Advisors, Inc. 440 Mamaroneck Avenue Harrison, NY 10538 1-800-755-5801

For IRA Participants:	Transamerica Retirement Management P.O. Box 2485 St. Paul, MN 55102-9988 1-866-306-6343
Please make sure that your name and address where you wish for the Company to send the current Statement of Additional Information appear below:
Name:

Address:

The information in this Statement of Additional Information (SAI) is not complete and may be changed. This SAI is contained in a registration statement filed with the Securities and Exchange Commission and we may not sell these securities until that registration statement is effective. This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Statement of Additional Information
Subject to Completion, December 21, 2009
SecurePath for Life Product
Issued through
TFLIC Pooled Account No. 44
Offered by
Transamerica Financial Life Insurance Company
This Preliminary Statement of Additional Information expands upon subjects discussed in the Preliminary Prospectus for the SecurePath for Life Product offered by Transamerica Financial life Insurance Company (“TFLIC”). This Preliminary Statement of Additional Information is NOT a Prospectus, but it relates to, and should be read in conjunction with the Preliminary Prospectus for the SecurePath for Life Product and the prospectuses for the underlying target retirement date mutual funds. Copies of the Prospectus for the Transamerica SecurePath for Life Product are available, at no charge, by writing TFLIC at 4 Manhattanville Road, Purchase, New York 10577 or by calling (800) 755-5801.

TFLIC
Transamerica Financial Life Insurance Company is a stock life insurance company which was organized under the laws of the State of New York on October 3, 1947. TFLIC is an indirect, wholly-owned subsidiary of AEGON USA, LLC (“AEGON”), a financial services holding company whose primary emphasis is life insurance and annuity and investment products. AEGON is an indirect wholly-owned subsidiary of AEGON N.V., a Netherlands corporation which is a publicly traded international insurance group. As TFLIC’s parent, AEGON exercises substantial influence over the operations and capital structure of TFLIC; however, neither AEGON nor any other related company has any legal responsibility for obligations of TFLIC under the Contract.
Independent Registered Public Accounting Firm
[Information regarding independent registered public accounting firm to be filed by amendment.]
Principal Underwriter/Sale of Contracts
Transamerica Capital, Inc. (“TCI”), which is an affiliate of TFLIC, is the principal underwriter and distributor of the Contracts. TCI or other authorized broker-dealers which enter into an agreement with TCI will perform sales, marketing and administrative functions relative to the Contracts. TCI is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The principal business address of TCI is 4600 South Syracuse Street, Suite 1100, Denver, CO 80237.
The Contracts are offered on a continuous basis. TFLIC anticipates continuing to offer the policies, but reserves the right to discontinue the offering at any time.
The Contracts may be sold by individuals who are registered representatives of TCI and who are also licensed as insurance agents for TFLIC. TCI may also enter distribution agreements with other broker-dealers. The Contracts may be sold through registered representatives of those broker-dealers authorized by TCI and applicable law. Such representatives will also be TFLIC’s appointed insurance agents under state insurance law.
Commissions may be paid to firms on sales of the Contract according to one or more schedules. TFLIC may reimburse TCI for certain expenses it incurs in order to pay for the distribution of the policies, including commissions payable to selling firms. TFLIC and its affiliates provide paid-in capital to TCI and pay for TCI’s operating and other expenses, including overhead, legal and accounting fees. TFLIC pays commissions to TCI for Contract sales; these commissions are passed through to the selling firms with TCI not retaining any portion of the commissions.

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In addition, in an effort to promote the sale of the Contracts, TFLIC or TCI may enter into compensation arrangements with certain broker-dealers under which such firms may receive separate compensation or reimbursement for (i) sales promotions relating to the Contracts; (ii) costs associated with sales conferences and educational seminars for sales representatives; and (iii) other administrative services. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among firms.
Determination of Unit Values
TFLIC determines the Unit value of each Variable Investment Option each day on which the New York Stock Exchange is open for business (each, a “Business Day”). As a result, each Variable Investment Option will normally determine its Unit Value every weekday except for the following holidays or the days on which they are observed: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas. This daily determination of Unit value is made as of the close of regular trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time. A Business Day may close earlier than 4:00 p.m. Eastern time if regular trading on the New York Stock Exchange closes earlier.
The Unit Value is determined by dividing (i) the total assets of a Variable Investment Option less all of its liabilities by (ii) the total number of Units outstanding at the time the determination is made. Contributions to and withdrawals from the Variable Investment Option will be priced at the Unit value next determined following the receipt of such Contribution or withdrawal, in good order at the SecurePath Service Center.
Units of each Variable Investment Option are valued based upon the valuation of the securities held by the corresponding underlying Target Date Fund in which the particular Variable Investment Option invests. The value of the assets of a Variable Investment Option is determined by multiplying the number of shares of the Target Date Fund held by that Variable Investment Option by the net asset value of each share of that Target Date Fund, share and adding the value of dividends declared by the Target Date Fund but not yet paid.
Additional Tax Information
Taxation of TFLIC
TFLIC at present is taxed as a life insurance company under part I of Subchapter L of the Code. The assets of the Pooled Account are held in the name of TFLIC and legally belong to TFLIC. Accordingly, the Pooled Account will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. TFLIC does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Pooled Account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges

2

will be made against the Pooled Account for federal income taxes. If, in future years, any federal income taxes are incurred by TFLIC with respect to the Pooled Account, TFLIC may make a charge to the Pooled Account.
Financial Statements
[The audited statutory-basis financial statements and schedules of Transamerica Financial Life Insurance Company will be filed by Amendment].
There are no Pooled Account financial statements because the Pooled Account commenced operations only recently.

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PART C
OTHER INFORMATION

Item 24.	Financial Statements and Exhibits
(a)	Financial Statements

Financial Statements to be filed by Pre-Effective Amendment.

(b)	Exhibits
(1)	Resolution of the Board of Directors of TFLIC authorizing establishment of Pooled Account No. 44

(2)	N/A

(3)	Underwriting Agreement between Transamerica Capital, Inc. and TFLIC*

(4)	Form of Group Variable Annuity Contract*

(5)	Application form for the Contract*
(6)	(a)	Articles of Incorporation of TFLIC

	(b)	By-Laws of TFLIC
(7)	N/A

(8)	Fund Participation Agreement with Vanguard Group*

(9)	Opinion of Counsel as to legality of the securities being registered*

(10)	Written consent of Pricewaterhouse Coopers LLP, independent registered public accounting firm.*

(11)	N/A

(12)	N/A

(13)	Powers of Attorney

*	To be filed by Pre-Effective Amendment.

Item 25.	Directors and Officers of TFLIC
The Directors and major officers of TFLIC are set forth below.

Name and Principal Business Address	Position and Offices with TFLIC
Elizabeth L. Belanger Diversified Investment Advisors, Inc. 4 Manhattanville Road Purchase, NY 10577	Director

William Brown, Jr. Brownstone Management Consultants, Inc. 14 Windward Avenue White Plains, NY 10605	Director

William L. Busler AEGON USA, Inc. 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499	Director

Joseph P. Carusone Diversified Investment Advisors, Inc. 4 Manhattanville Road Purchase, NY 10577	Director

Robert F. Colby Diversified Investment Advisors, Inc. 4 Manhattanville Road Purchase, NY 10577	Director and Secretary

Steven E. Frushtick Wiener, Frushtick & Straub 500 Fifth Avenue New York, NY 10110	Director

Peter Kunkel Diversified Investment Advisors, Inc. 4 Manhattanville Road Purchase, NY 10577	Director and President

James P. Larkin Diversified Investment Advisors, Inc. 4 Manhattanville Road Purchase, NY 10577	Director, Vice President & Asst. Secretary

John Mallett AEGON USA, Inc. 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499	Director

Ronald F. Mosher Diversified Investment Advisors, Inc. 4 Manhattanville Road Purchase, NY 10577	Director

Name and Principal Business Address	Position and Offices with TFLIC
Peter P. Post Emmerling Post, Inc. 415 Madison Avenue New York, NY 10017	Director

Colette F. Vargas Diversified Investment Advisors, Inc. 4 Manhattanville Road Purchase, NY 10577	Director

Cor H. Verhagen AEGON Insurance Group 51 JFK Parkway Short Hills, NJ 07078	Director

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant
No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of the Depositor.
The diagram on the following pages shows all corporations directly or indirectly controlled or under common control with the Depositor, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship.

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Academy Alliance Holdings Inc.	Canada	100% Creditor Resources, Inc.	Holding company

Academy Alliance Insurance Inc.	Canada	100% Creditor Resources, Inc.	Insurance

ADMS Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company

AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company

AEGON Capital Management, Inc.	Canada	100% AEGON Canada Inc.	Portfolio management company/investment advisor

AEGON Derivatives N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services International, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Australia Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

AEGON Direct Marketing Services e Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing

AEGON Direct Marketing Services Hong Kong Limited	China	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct Marketing Services Japan K.K.	Japan	100% AEGON DMS Holding B.V.	Marketing company

AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business:
Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government

AEGON Direct Marketing Services (Thailand) Ltd.	Thailand	93% Transamerica International Direct Marketing Consultants, LLC; remaining 7% held by various AEGON employees	Marketing of insurance products in Thailand

AEGON DMS Holding B.V.	Netherlands	100% AEGON International B.V.	Holding company

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Fund Management, Inc.	Canada	100% AEGON Canada Inc.	Mutual fund manager

AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON International B.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Life Insurance Agency	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (71.11%) ; Monumental Life Insurance Company (28.89%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.95% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Nederland N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Nevak Holding B.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies

AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
AEGON USA Investment Management, LLC	Iowa	100% AEGON USA, LLC.	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, Inc.	Iowa	100% AUSA Holding Company	Administrative and investment services

AEGON USA Travel and Conference Services LLC	Iowa	100% Money Services, Inc.	Travel and conference services

AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Fifteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Five LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

American Bond Services LLC	Iowa	100% Transamerica Life Insurance Company (sole member)	Limited liability company

Ampac, Inc.	Texas	100% Commonwealth General Corporation	Managing general agent

ARC Reinsurance Corporation	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

ARV Pacific Villas, A California Limited Partnership	California	General Partners - Transamerica Affordable Housing, Inc. (0.5%); Non-Affiliate of AEGON, Jamboree Housing Corp. (0.5%). Limited Partner: Transamerica Life Insurance Company (99%)	Property

Asia Business Consulting Company	China	100% Asia Investments Holdings, Limited

Asia Investments Holdings, Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company

AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company

AUSACAN LP	Canada	General Partner — AUSA Holding Co. (1%); Limited Partner — AEGON USA, LLC (99%)	Inter-company lending and general business

Bay Area Community Investments I, LLC	California	70%Transamerica Life Insurance Company; 30% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Beijing Dafu Insurance Agency Co. Ltd.	Peoples Republic of China	10% owned by WFG China Holdings, Inc.; 90% owned by private individual (non-AEGON associated)	Insurance Agency

Canadian Premier Holdings Ltd.	Canada	100% AEGON DMS Holding B.V.	Holding company

Canadian Premier Life Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company

Capital General Development Corporation	Delaware	2.64 shares of common stock owned by AEGON USA, LLC 18.79 shares of common stock owned by Commonwealth General Corporation	Holding company

CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, Inc.	Special purpose

CGC Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company

Clark/Bardes (Bermuda) Ltd.	Bermuda	100% Clark, Inc.	Insurance agency

Clark, Inc.	Delaware	100% AUSA Holding Company	Holding company

Clark Consulting, Inc.	Delaware	100% Clark, Inc.	Financial consulting firm

Clark Investment Strategies, inc.	Delaware	100% Clark Consulting, Inc.	Registered investment advisor

Clark Securities, Inc.	California	100% Clark Consulting, Inc.	Broker-Dealer

Commonwealth General Corporation	Delaware	100% AEGON U.S. Holding Corporation	Holding company

Consumer Membership Services Canada Inc.	Canada	100% Canadian Premier Holdings Ltd.	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRC Creditor Resources Canadian Dealer Network Inc.	Canada	100% Creditor Resources, Inc.	Insurance agency

CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Co.	Credit insurance

CRI Canada Inc.	Canada	100% Creditor Resources, Inc.	Holding company

CRI Credit Group Services Inc.	Canada	100% Creditor Resources, Inc.	Holding company

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

CRI Systems, Inc.	Maryland	100% Creditor Resources, Inc.	Technology

Diversified Actuarial Services, Inc.	Massachusetts	100% Diversified Investment Advisors, Inc.	Employee benefit and actuarial consulting

Diversified Investment Advisors, Inc.	Delaware	100% AUSA Holding Company	Registered investment advisor

Diversified Investors Securities Corp.	Delaware	100% Diversified Investment Advisors, Inc.	Broker-Dealer

Edgewood IP, LLC	Iowa	100% Transamerica Life Insurance Company	Limited liability company

FGH Eastern Region LLC	Delaware	100% FGH USA LLC	Real estate

FGH Realty Credit LLC	Delaware	100% FGH Eastern Region LLC	Real estate

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP Burkewood, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Bush Terminal, Inc.	Delaware	100% FGH Realty Credit LLC	Real estate

FGP Franklin LLC.	Delaware	100% FGH USA LLC	Real estate

FGP Herald Center, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Heritage Square, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Islandia, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Merrick, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP West 32nd Street, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary

Financial Resources Insurance Agency of Texas	Texas	100% owned by Transamerica Financial Advisors, Inc.	Retail sale of securities products

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Flashdance, LLC	New York	100% Transamerica Life Insurance Company	Broadway production

Fourth & Market Funding, LLC	Delaware	Commonwealth General Corporation owns 0% participating percentage, but is Managing Member. Ownership: 99% Monumental Life Insurance Company and 1% Garnet Assurance Corporation II	Investments

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments I, LLC	Delaware	100%Transamerica Life Insurance Company	Securities

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet LIHTC Fund I, LLC	Delaware	Members: Garnet Community Investments I, LLC (0.01%); Goldenrod Asset Management, Inc.—a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (0.01%); Metropolitan Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); Washington Mutual Bank, a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); Washington Mutual Bank, a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); Washington Mutual Bank (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); Washington Mutual Bank, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Washington Mutual Bank, a non-AEGON affiliate (68.10%); Norlease, Inc., a non-AEGON affiliate (31.89%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Washington Mutual Bank, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Security Life of Denver, a non-affiliate of AEGON (20.979%), ING USA Annuity and Life Insurance company, a non-affiliate of AEGON (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (66.012%).	Investments

Garnet LIHTC Fund XVIII, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XX, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXIII, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Gemini Investment, Inc.	Delaware	100% Transamerica Life Insurance Company	Investment subsidiary

Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance

Innergy Lending, LLC	Delaware	50% World Financial Group, Inc.; 50% ComUnity Lending, Inc.(non-AEGON entity)	Lending

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Co.	Leases business equipment

Iowa Fidelity Life Insurance Co.	Arizona	Ordinary common stock is allowed 60% of total cumulative vote — AEGON USA, LLC. Participating common stock (100% owned by non-AEGON shareholders) is allowed 40% of total cumulative vote.	Insurance

JMH Operating Company, Inc.	Mississippi	100% Monumental Life Insurance Company	Real estate holdings

Legacy General Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Life Investors Alliance, LLC	Delaware	100% Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

Life Investors Financial Group, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary

LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100%Transamerica Life Insurance Company	Captive insurance company

Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Co.	Trust company

Merrill Lynch Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company

ML Life Insurance Company of New York	New York	100% AEGON USA, LLC	Insurance company

Money Services, Inc.	Delaware	100% AUSA Holding Co.	Provides financial counseling for employees and agents of affiliated companies

Monumental General Administrators, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Provides management services to unaffiliated third party administrator

Monumental General Insurance Group, Inc.	Maryland	100% AUSA Holding Co.	Holding company

Monumental Life Insurance Company	Iowa	99.72% Capital General Development Corporation; ..28% Commonwealth General Corporation	Insurance Company

nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary

National Association Management and Consultant Services, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides actuarial consulting services

NEF Investment Company	California	100% Transamerica Life Insurance Company	Real estate development

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Oncor Insurance Services, LLC	Iowa	Sole Member — Life Investors Financial Group, Inc.	Direct sales of term life insurance

Penco, Inc.	Ohio	100% AUSA Holding Company	Record keeping

Pensaprima, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Peoples Benefit Services, Inc.	Pennsylvania	100% Stonebridge Life Insurance Company	Special-purpose subsidiary

Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Primus Guaranty, Ltd.	Bermuda	Partners are: Transamerica Life Insurance Company (13.1%) and non-affiliates of AEGON: XL Capital, Ltd. (34.7%); CalPERS/PCO Corporate Partners Fund, LLC (13.0%); Radian Group (11.1%). The remaining 28.1% of stock is publicly owned.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

Prisma Holdings, Inc. I	Delaware	100% AUSA Holding Company	Holding company

Prisma Holdings, Inc. II	Delaware	100% AUSA Holding Company	Holding company

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

Quantitative Data Solutions, LLC	Delaware	100% Transamerica Life Insurance Company	Special purpose corporation

RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate

Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.959%); Monumental Life Insurance Company (6.301%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (41.4%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (48.2%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 5 NR, LLC	Delaware	Members are: Transamerica Life Insurance Company (75.000%); Monumental Life Insurance Company (20.000%); Western Reserve Life Assurance Co. of Ohio (3.333%); Stonebridge Life Insurance Company (1.667%). Manager: AEGON USA Realty Advisors, Inc.	Real estate investments

Real Estate Alternatives Portfolio 5 RE, LLC	Delaware	Members are: Transamerica Life Insurance Company (75.000%); Monumental Life Insurance Company (20.000%); Western Reserve Life Assurance Co. of Ohio (3.333%); Stonebridge Life Insurance Company (1.667%). Manager: AEGON USA Realty Advisors, Inc.	Real estate investments

Realty Information Systems, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Information Systems for real estate investment management

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Retirement Project Oakmont	CA	General Partner: Transamerica Oakmont Retirement Associates, a CA limited partnership; Transamerica Life Insurance Company (limited partner); and Oakmont Gardens, a CA limited partnership (non-AEGON entity limited partner). General Partner of Transamerica Oakmont Retirement Associates is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.	Senior living apartment complex

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Selient Inc.	Canada	100% Canadian Premier Holdings Ltd.	Application service provider providing loan origination platforms to Canadian credit unions.

Separate Account Fund C	CA	100% Transamerica Life Insurance Company	Mutual Fund

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Holding company

Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote — AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company

Stonebridge Group, Inc.	Delaware	100% Commonwealth General Corporation	General purpose corporation

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

TA Air XI, Corp.	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

TAH-MCD IV, LLC	Iowa	100% Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
TBK Insurance Agency of Ohio, Inc.	Ohio	100% owned by Transamerica Financial Advisors, Inc.;	Variable insurance contract sales in state of Ohio

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Employment, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Used for payroll for employees at Transamerica Finance Corporation

The AEGON Trust Advisory Board:
Patrick J. Baird, Joseph B.M. Streppel, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	AEGON International B.V.	Voting Trust

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

TIHI Mexico, S. de R.L. de C.V.	Mexico	95% Transamerica International Holdings, Inc.; 5% Transamerica Life Insurance Company	To render and receive all kind of administrative, accountant, mercantile and financial counsel and assistance to and from any other Mexican or foreign corporation, whether or not this company is a shareholder of them

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable Housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements

Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Co.	Broker/Dealer

Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consultora Y Servicios Limitada	Chile	95% Transamerica Life Insurance Company; 5% Transamerica International Holdings, Inc.	Special purpose limited liability corporation

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation (Oregon)	Oregon	100% Transamerica Corporation	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Transamerica Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	100% Transamerica International Holdings, Inc.	Broker/dealer

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance

Transamerica Financial Resources Insurance Agency of Alabama, Inc.	Alabama	100% Transamerica Financial Advisors, Inc.	Insurance agent & broker

Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Holding B.V.	Netherlands	100% AEGON International B.V.	Holding company

Transamerica Home Loan	California	100% Transamerica Finance Corporation	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance

Transamerica Investment Management, LLC	Delaware	81.75% Transamerica Investment Services, Inc. as Original Member; 18.25% owned by Professional Members (employees of Transamerica Investment Services, Inc.)	Investment advisor

Transamerica Investment Services, Inc. (“TISI”)	Delaware	100% Transamerica Corporation	Holding company

Transamerica Investors, Inc.	Maryland	100% Transamerica Asset Management, Inc.	Open-end mutual fund

Transamerica Leasing Holdings, Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Transamerica Life Canada	Canada	AEGON Canada Inc. owns 9,600,000 shares of common stock; AEGON International B.V. owns 3,568,941 shares of common stock and 184,000 shares of Series IV Preferred stock.	Life insurance company

Transamerica Life Insurance Company	Iowa	676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation; 30,415 shares of Preferred Stock owned by AEGON USA, LLC	Insurance

Transamerica Life Solutions, LLC	Delaware	Investors Warranty of America, Inc. — sole member	Provision of marketing, training, educational, and support services to life insurance professionals relating to the secondary market for life insurance, primarily through its affiliation with LexNet, LP, a life settlements marketplace.

Transamerica Minerals Company	California	100% Transamerica Realty Services, LLC	Owner and lessor of oil and gas properties

Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Transamerica Oakmont Retirement Associates	California	General Partner is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.	Senior living apartments

Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Transamerica Life Insurance Company	Life insurance

Transamerica Pyramid Properties LLC	Iowa	100% Transamerica Life Insurance Company	Realty limited liability company

Transamerica Re Consultoria em Seguros e Servicos Ltda	Brazil	95% Transamerica Life Insurance Company; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Transamerica Realty Investment Properties LLC	Delaware	100% Transamerica Life Insurance Company	Realty limited liability company

Transamerica Realty Services, LLC	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate investments

Transamerica Retirement Management, Inc.	Minnesota	100% AEGON Financial Services Group, Inc.	Life Insurance and underwriting services

Transamerica Securities Sales Corporation	Maryland	100% Transamerica International Holdings, Inc.	Broker/Dealer

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Trailer Leasing AG	Switzerland	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Trailer Leasing Sp. Z.O.O.	Poland	100% Transamerica Leasing Holdings, Inc.	Leasing

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Unicom Administrative Services, Inc.	Pennsylvania	100% Commonwealth General Corporation	Provider of administrative services

United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency
Universal Benefits Corporation	Iowa	100% AUSA Holding Co.	Third party administrator

USA Administration Services, Inc.	Kansas	100% Transamerica Life Insurance Company	Third party administrator

Valley Forge Associates, Inc.	Pennsylvania	100% Commonwealth General Corporation	Furniture & equipment lessor

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance

Westport Strategies, LLC	Delaware	AUSA Holding Company — sole Member	Provide administrative and support services, including but not limited to plan consulting, design and administration in connection with retail insurance brokerage business as carried on by producers related to corporate-owned or trust-owned life insurance policies

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Property & Casualty Insurance Agency of California, Inc.	California	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of Nevada, Inc.	Nevada	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency, Inc.	Georgia	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Reinsurance Limited	Bermuda	100% World Financial Group, Inc.	Reinsurance

WFG Securities of Canada, Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

	Jurisdiction of	Percent of Voting
Name	Incorporation	Securities Owned	Business
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Group Securities, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Broker-dealer

Zahorik Company, Inc.	California	100% AUSA Holding Co.	Inactive

Zero Beta Fund, LLC	Delaware	Members are:
		Transamerica Life Insurance Company (74.0181%); Monumental Life Insurance Company (23.6720%); Transamerica Financial Life Insurance Company (2.3097%). Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27.	Number of Contractowners
As of December 18, 2009, there are no owners of Contracts offered by the Registrant.

Item 28.	Indemnification
The New York Code (Section 721 et seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers, and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer, or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriters
(a)	Transamerica Capital, Inc. serves as the principal underwriter for the following investment companies:
Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA P, Separate Account VA Q, Separate Account VA R, Separate Account VA S, Separate Account VA W, Separate Account VA X, Separate Account VA Y; Separate Account VA Z, Separate Account VA EE, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Separate Account VL A, Separate Account VUL-3 and Separate Account VUL A. These accounts are separate accounts of Transamerica Life Insurance Company.
Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA GNY, Separate Account VA HNY, Separate Account VA QNY, Separate Account VA WNY, Separate Account VA YNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, and Transamerica Partners Variable Funds. These accounts are separate accounts of Transamerica Financial Life Insurance Company.
Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.
Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VA WM, and Separate Account VL E. This account is a separate account of Monumental Life Insurance Company.
Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Merrill Lynch Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of ML Life Insurance Company of New York.
Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Partners Funds Group, Transamerica Partners Funds Group II and Transamerica Investors, Inc.
(b)	The Directors and officers of TCI are as follows:

	Principal
Name	Business Address	Position and Offices with Underwriter
John T. Mallett	(1)	Director
Mark W. Mullin	(6)	Director
Lon J. Olejniczak	(1)	Chief Executive Officer and Director
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
Blake S. Bostwick	(2)	Chief Operations Officer
David R. Paulsen	(2)	Executive Vice President
Michael G. Petko	(2)	Executive Vice President
Anne M. Spaes	(3)	Executive Vice President and Chief Marketing Officer
Courtney John	(2)	Chief Compliance Officer and Vice President
Frank A. Camp	(1)	Secretary
Amy J. Boyle	(4)	Assistant Vice President
John W. Fischer	(4)	Assistant Vice President
Clifton W. Flenniken, III	(5)	Assistant Vice President
Dennis P. Gallagher	(4)	Assistant Vice President
Wesley J. Hodgson	(2)	Assistant Vice President
Karen D. Heburn	(4)	Vice President
Kyle A. Keelan	(4)	Assistant Vice President
Christy Post-Rissin	(4)	Assistant Vice President
Brenda L. Smith	(4)	Assistant Vice President
Darin D. Smith	(1)	Assistant Vice President
Arthur D. Woods	(4)	Assistant Vice President
Tamara D. Barkdoll	(2)	Assistant Secretary
Erin K. Burke	(1)	Assistant Secretary
Amy Angle	(3)	Assistant Secretary
Elizabeth Belanger	(6)	Assistant Vice President

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001

(2)	4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719

(3)	400 West Market Street, Louisville, KY 40202

(4)	570 Carillon Parkway, St. Petersburg, FL 33716

(5)	1111 North Charles Street, Baltimore, MD 21201

(6)	4 Manhattanville Rd, Purchase, NY 10577
(c)	Compensation to Principal Underwriter:

	Net Underwriting
	Discounts and	Compensation on	Brokerage
Name of Principal Underwriter	Commissions(1)	Redemption	Commissions	Compensation
Transamerica Capital, Inc.	0	0	0	0

(1)	Fiscal Year 2008

Item 30.	Location of Accounts and Records
Accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are primarily maintained by Transamerica Financial Life Insurance Company in whole or in part, at its offices at 4 Manhattanville Road, Purchase, NY 10577 and 4333 Edgewood Rd. NE, Cedar Rapids, IA 52499.

Item 31.	Management Services
Not applicable.

Item 32.	Undertakings
(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.
(b)	Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information, or (ii) a space in the application form that an applicant can check to request a Statement of Additional Information.
(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica Financial Life Insurance Company, at the address or phone number listed in the Prospectus.
(d)	Transamerica Financial Life Insurance Company hereby represents that the fees and charges deducted under the policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Transamerica Financial Life Insurance Company.
(e)	Transamerica Financial Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance in connection with redeemability restrictions on Section 403(b) policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Purchase and the State of New York on this 21st day of December, 2009.

TFLIC POOLED ACCOUNT NO. 44 TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY (Depositor)
/s/ Peter G. Kunkel
Peter G. Kunkel
Director, President and Chairman of the Board

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 21, 2009.

Signatures	Title

* Peter G. Kunkel	Director, President and Chairman of the Board

* Elizabeth L. Belanger	Director

* William Brown, Jr.	Director

* William L. Busler	Director

* Joseph P. Carusone	Director

* Steven E. Frushtick	Director

* John Mallett	Director

* Ronald F. Mosher	Director

* Peter P. Post *By:	Director

/s/ Robert F. Colby Robert F. Colby Attorney-in-Fact	Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
(1)	Resolution of the Board of Directors of TFLIC authorizing establishment of Pooled Account No. 44

(6)(a)	Articles of Incorporation of TFLIC

(6)(b)	By-Laws of TFLIC

(13)	Powers of Attorney